UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2020
COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐             Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders
and
Information Circular
March 5, 2020

March 5, 2020

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors of Methanex Corporation, I invite you to join us at our annual general meeting of shareholders (the "Meeting"). The Meeting will be held in East Meeting Room 19 at the Vancouver Convention Centre - East Building in Vancouver, British Columbia on Thursday, April 30, 2020 at 10:00 a.m.

This Information Circular includes the notice of the Meeting and our proxy statement, which describes the business we will conduct at the Meeting and provides information about Methanex that you should consider when you vote your shares. We have not planned a communications segment or any presentations for the Meeting.

Whether or not you plan to attend, it is important that your shares are represented and voted at the Meeting and we urge you to vote as soon as possible.

Sincerely,

John Floren
President and Chief Executive Officer

i

METHANEX CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
The Annual General Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Thursday, April 30, 2020

TIME:	10:00 a.m. (Pacific Time)

PLACE:	East Meeting Room 19 Vancouver Convention Centre - East Building 999 Canada Place Vancouver, British Columbia
The Meeting is being held for the following purposes:

1.	to receive the Consolidated Financial Statements of the Company for the financial year ended December 31, 2019 and the Auditors’ Report on such statements;

2.	to elect directors;

3.	to reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors;

4.	to consider and approve, on an advisory basis, a resolution to accept the Company’s approach to executive compensation disclosed in the accompanying Information Circular; and

5.	to transact such other business as may properly come before the Meeting.

If you hold common shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 or forward it to AST Trust Company (Canada) using the envelope provided with these materials. Proxies must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any postponement or adjournment thereof.
DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

Kevin Price
General Counsel & Corporate Secretary

ii

METHANEX CORPORATION
INFORMATION CIRCULAR
Information contained in this Information Circular is given as at March 5, 2020 unless otherwise stated.
PART I VOTING
Solicitation of proxies
This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”, "we" or "our", as applicable) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment or postponement thereof) and for the purposes described in the accompanying Notice of Annual General Meeting of Shareholders.
It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 19, 2020 to holders of common shares of the Company (“Common Shares”).
Notice-and-Access
This year we are using notice-and-access to deliver this management information circular (the “Circular”) to our registered and non-registered shareholders. While you will still receive a form of proxy or voting instruction form in the mail so you can vote your shares, instead of receiving a paper copy of the Circular, you will receive a notice outlining the matters to be addressed at the meeting and explaining how you can access the Circular electronically and how to request a paper copy. Notice-and-access is environmentally friendly and cost effective as it reduces paper, printing and postage costs.
You may request a paper copy of the Circular, at no cost, at any time prior to the Meeting and up to one year from the date the Circular was filed on SEDAR (www.sedar.com). Registered shareholders, or shareholders without a control number, may request a paper copy by calling 1-855-887-2243 (toll free in Canada and the United States) or +1-905-507-5450 (other countries). Non-registered shareholders may request a paper copy by visiting www.proxyvote.com or by calling 1-877-907-7643 (toll free in Canada and the United States) and entering the control number located on the voting instruction form provided to you and following the instructions. If you are calling from outside Canada or the United States, you can call +1-905-507-5450 to request a paper copy of the Circular. If you request a paper copy of the Circular, you will not receive a new proxy form or voting instruction form with it, so you should keep the original form sent to you in order to vote.
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) at the close of business on March 2, 2020 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment or postponement thereof. Each Registered Shareholder will have one vote for each Common Share held at the close of business on the Record Date. As of March 5, 2020, there were 76,196,080 Common Shares outstanding. To the knowledge of the directors and senior officers of the Company, the only person who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights of the Company was M&G Investment Management Limited ("M&G"). Based on information filed by M&G, M&G held 13,376,278 Common Shares(1) which represent 17.6% of the Common Shares outstanding as at March 5, 2020.
Can I vote Common Shares that I acquired after the Record Date (March 2, 2020)?
No. Only Common Shares that are held by a shareholder at the close of business on the Record Date are entitled to be voted at the Meeting.

(1) Shares owned by M&G may include shares owned by certain of its affiliates and associates.

How do I vote?
If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote by proxy or vote in person at the Meeting.

Voting by proxy
If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person.
Voting in person
Registered Shareholders who will attend the Meeting and wish to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, AST Trust Company (Canada), when you arrive at the Meeting.
What if I am not a Registered Shareholder?
Many shareholders are “non-registered shareholders.” Non-registered shareholders are shareholders whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.
Intermediaries have their own mailing procedures and provide their own instructions to shareholders. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.
If you wish to vote in person at the Meeting, you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. Please register with the transfer agent, AST Trust Company (Canada), when you arrive at the Meeting.
What is a proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use a proxy form, or any other valid proxy form, to appoint a proxyholder. The proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after the adjournment or postponement of the Meeting.
If you are a Registered Shareholder and you complete the proxy, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at his or her discretion. See “How will my Common Shares be voted if I give my proxy?” below.
How do I appoint a proxyholder?
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. Your proxyholder does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to AST Trust Company (Canada) within the time specified below for receipt of proxies.
If you leave the space on the proxy form blank, either Douglas Arnell or John Floren, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Arnell is Chair of the Board and Mr. Floren is the President and Chief Executive Officer of the Company.
For the proxy to be valid, it must be completed, dated and signed by the Registered Shareholder (or the Registered Shareholder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, AST Trust Company (Canada), in the envelope provided or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 and received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment or postponement thereof.

How will my Common Shares be voted if I give my proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder will vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Arnell or Mr. Floren has been appointed as proxyholder, your Common Shares will be voted in favour of all resolutions proposed by management. For more information on these resolutions, see “Part II BUSINESS OF THE MEETING.” The form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and any other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.
How do I revoke a proxy?
Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.
If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, AST Trust Company (Canada), P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to 1 604 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof or (ii) in any other manner permitted by law. Revocations may also be hand-delivered to the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder?” above, you will be able to vote your Common Shares in person at the Meeting.
Who pays for this solicitation of proxies?
The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.
Who counts the votes?
The Company’s transfer agent, AST Trust Company (Canada), counts and tabulates the proxies. This is done independently of the Company. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

How do I contact the transfer agent?
If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, AST Trust Company (Canada), as follows:

Email:	inquiries@astfinancial.com
Toll-free:	1 800 387 0825
Telephone:	1 416 682 3860
Mail:	AST Trust Company (Canada) PO Box 700 Station B Montreal, Quebec H3B 3K3
The Company’s co-registrar and co-transfer agent in the United States is American Stock Transfer & Trust Company LLC; however, all shareholder inquiries should be directed to AST Trust Company (Canada).

PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
The Company’s consolidated financial statements for the year ended December 31, 2019 will be received by shareholders of the Company at the Meeting and are included in the Annual Report, which will be mailed to Registered Shareholders as required under the Canada Business Corporations Act (the “CBCA”) and to non-registered shareholders who have requested such financial statements.
ELECTION OF DIRECTORS
The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the close of the next annual general meeting or until their successors are elected or appointed in accordance with applicable law. The Company has a majority voting policy for election of directors that is described on page 24. The articles of the Company provide that the Company must have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company state that, when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board. The Board, on an annual basis, considers the size of the Board. On March 5, 2020, the directors resolved that the Board shall consist of 12 directors, such size being consistent with effective decision-making.
The Corporate Governance Committee recommends to the Board nominees for election as directors through a process described on page 22, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.
The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors of the Board, along with other relevant information, including the number and market value of Common Shares, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) held by each of them and which standing committees (each a “Committee”) of the Board the nominees are members of, all as at the date of this Information Circular. In the case of Mr. Floren, who is President & CEO of the Company, the table also includes the number of Performance Share Units (“PSUs”) that he holds. Information regarding Mr. Floren’s options-based awards and other holdings can be found in the “Outstanding Option-Based Awards and Share-Based Awards” table on page 58. The following table also sets out whether a nominee is independent or not independent. All amounts are in Canadian dollars.

	DOUGLAS ARNELL Age: 53 West Vancouver, British Columbia, Canada Director since: October 2016 Independent
Mr. Arnell is the President and Chief Executive Officer of Helm Energy Advisors Inc. ("Helm Energy"), a private company he founded in March 2015 that provides advisory services to the global energy sector. Prior to founding Helm Energy, from September 2010 to March 2015, Mr. Arnell was employed with Golar LNG Ltd., including as Chief Executive Officer from February 2011 to March 2015. Prior to joining Golar LNG, Mr. Arnell held various senior positions within the BG Group of companies from 2003 to 2010 and with other energy companies prior to that time.

Mr. Arnell holds a Bachelor of Science from the University of Calgary.

Position/2019 Committee Memberships(1)(2)		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Chair of the Board(1) Member of the Board Corporate Governance Committee Human Resources Committee Public Policy Committee(3)		3 of 3 6 of 7 3 of 3 2 of 2 1 of 1	15 of 16	94%	None
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
4,055	18,663	22,718	1,044,574	1,290,000	No(10)

JAMES BERTRAM

Age: 63
Calgary, Alberta, Canada

Director since: October 2018

Independent

Committee memberships as at the date of the Information Circular:

- Human Resources Committee
- Responsible Care Committee

Mr. Bertram is a corporate director. He was Chief Executive Officer of Keyera Corporation ("Keyera") from its inception in 1998 until his retirement at the end of 2014. Mr. Bertram has been Chair of the Board of Keyera since 2016. Keyera is a publicly-traded, midstream oil and gas operator.

Mr. Bertram holds a Bachelor of Commerce from the University of Calgary and has been granted the ICD.D designation by the Institute of Corporate Directors.

Position / 2019 Committee Memberships(2)		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Human Resources Committee Public Policy Committee(3) Responsible Care Committee		10 of 10 3 of 3 1 of 1 3 of 3	17 of 17	100%	Emera Inc. (since 2018) Keyera Corporation (since 2003)
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
12,650	7,403	20,053	922,037	720,000	Yes

PHILLIP COOK

Age: 73

Austin, Texas, USA

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee (Chair)
- Human Resources Committee

Mr. Cook is a corporate director. He held the position of Senior Advisor of The Dow Chemical Company (“Dow Chemical”) from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position, Mr. Cook was Corporate Vice President, Strategic Development & New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical including Senior Vice President, Performance Chemicals & Thermosets from 2003, and from 2000 he held the position of Business Vice President, Epoxy Products & Intermediates.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin and in 2018 he became a National Association of Corporate Directors Board Leadership Fellow. He also has a CERT Certificate in Cybersecurity Oversight.

Position / 2019 Committee Memberships		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee (Chair) Human Resources Committee		10 of 10 6 of 6 5 of 5	21 of 21	100%	Cockrell School of Engineering Advisory Board (since 2004) and the Environmental Sciences Institute Advisory Board (since 2010) of the University of Texas at Austin (educational institution)
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
25,000	7,262	32,262	1,483,407	720,000	Yes

PAUL DOBSON

Age: 53

The Woodlands, Texas, USA

Director since: April 2019

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee
- Responsible Care Committee

Mr. Dobson is a corporate director. He was Acting President and Chief Executive Officer of Hydro One Limited ("Hydro One") from July 2018 to May 2019 and prior to that was Chief Financial Officer from March 2018. Hydro One is a major transmission and distribution provider in Ontario, Canada. Prior to joining Hydro One, Mr. Dobson served as Chief Financial Officer for Direct Energy Ltd. ("Direct Energy") in Houston, Texas from January 2016 to February 2018 and he was Chief Operating Officer of Direct Energy from May 2014 to December 2015. Prior to this from 2003, he held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the United States.

Mr. Dobson holds a Bachelor of Arts in Management Accounting (Honours) from the University of Waterloo as well as an MBA from the University of Western Ontario. He is a Chartered Professional Accountant and a Certified Management Accountant.

Position / 2019 Committee Memberships		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Responsible Care Committee		3 of 3 6 of 6 2 of 2	11 of 11	100%	None
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
3,000	3,400	6,400	294,272	720,000	No(10)

	JOHN FLOREN Age: 61 Eastham, Massachusetts, USA Director since: January 2013 Not Independent
Mr. Floren has been President & CEO of the Company since January 2013. Prior to this appointment, Mr. Floren was Senior Vice President, Global Marketing & Logistics of the Company from June 2005 and prior to that, Director, Marketing & Logistics, North America from May 2002. He has been an employee of the Company for approximately 20 years and has worked in the chemical industry for over 30 years.

Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He also attended the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. He has also completed the Directors Education Program at the Institute of Corporate Directors.

Position / 2019 Committee Memberships		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board(11)		10 of 10	10 of 10	100%	West Fraser Timber Co. Ltd. (since 2016)
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total PSUs and DSUs(5)(7) (#)	Total of Common Shares, PSUs (50% of balance) and DSUs (#)	Total Market Value of Common Shares, PSUs (50% of balance) and DSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
124,632	127,747	188,506	8,667,506	6,247,500	Yes

MAUREEN HOWE

Age: 62

Vancouver, British Columbia, Canada

Director since: June 2018

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee
- Corporate Governance Committee

Ms. Howe is a corporate director. She was Managing Director at RBC Capital Markets, a global investment bank, in equity research from 1996 to 2008. Ms. Howe specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing and alternative energy.

Ms. Howe holds a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia.

Position/2019 Committee Memberships(2)		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Corporate Governance Committee		10 of 10 9 of 9 6 of 6	25 of 25	100%	Pembina Pipeline Corporation (since 2017) Mosaic Forest Management Corporation (previously TimberWest Forest Corp) (private) (since 2008)
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
10,000	6,474	16,474	757,475	720,000	Yes

ROBERT KOSTELNIK

Age: 68

Fulshear, Texas, USA

Director since: September 2008

Independent

Committee memberships as at the date of the Information Circular:

- Human Resources Committee
- Responsible Care Committee (Chair)

Mr. Kostelnik has been a principal in GlenRock Recovery Partners, LLC since February 2012. GlenRock Recovery Partners facilitates the sale of non-fungible hydrocarbons in the United States. Prior to this, he was President & Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011. Mr. Kostelnik held the position of Vice President of Refining for CITGO Petroleum Corporation ("CITGO") from July 2006 until his retirement in 2007. He held a number of senior positions during his 16 years with CITGO.

Mr. Kostelnik holds a Bachelor of Science (Mechanical Engineering) from the University of Missouri and is a Registered Professional Engineer.

Position / 2019 Committee Memberships		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Human Resources Committee Responsible Care Committee (Chair)		9 of 10 3 of 3 3 of 3 3 of 3	18 of 19	95%	Association of Chemical Industry of Texas (industry association) (since 2004) HollyFrontier Corporation (since 2011)
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
27,000	7,262	34,262	1,575,367	720,000	Yes

LESLIE O'DONOGHUE Age: 57 Calgary, Alberta, Canada Independent
Ms. O'Donoghue is a corporate director. She was Executive Vice President and Advisor to the Chief Executive Officer of Nutrien Ltd. ("Nutrien") from June 2019 until her retirement in December 2019. Prior to this she was the Executive Vice President, Chief Strategy and Business Development Officer of Nutrien from January 2018 to June 2019, and prior to this she was Executive Vice President, Corporate Development and Strategy and Chief Risk Officer of Agrium Inc. (Nutrien's predecessor company) from 2012 to 2017. Nutrien is a Canadian fertilizer company, and is the world’s largest provider of crop inputs, services and solutions.

Ms. O'Donogue holds a Bachelor of Arts (Economics) degree from the University of Calgary and a LL.B., from Queen's University.

Position / 2019 Committee Memberships		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Director Nominee		N/A	N/A	N/A	Pembina Pipeline Corporation (since 2008)
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
N/A	N/A	N/A	N/A	N/A	N/A

JANICE RENNIE

Age: 62

Edmonton, Alberta, Canada

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee
- Human Resources Committee (Chair)

Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources & Organizational Effectiveness for EPCOR Utilities Inc. ("EPCOR"). At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Professional Accountants of Alberta and the Institute of Corporate Directors.

Position / 2019 Committee Memberships		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Human Resources Committee (Chair12)		10 of 10 9 of 9 5 of 5	24 of 24	100%	EPCOR Utilities Inc. (private) (since 2017) Major Drilling Group International Inc. (since 2010) West Fraser Timber Co. Ltd. (since 2004)
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
3,000	13,494	16,494	758,394	720,000	Yes

KEVIN RODGERS

Age: 57
London, United Kingdom

Director since: July 2019

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee
- Human Resources Committee

Mr. Rodgers is a corporate director. He was Managing Director and Global Head of Foreign Exchange at Deutsche Bank in London (UK) from 2012 to June 2014. After joining Deutsche Bank in 1999 he also held many other senior leadership roles within foreign exchange and commodities including Global Head of Foreign Exchange Trading and Global Head of Energy Trading. Deutsche Bank is a global multinational investment bank and financial services company. Following his retirement from Deutsche Bank he was a Partner and Senior Advisor at Cumulus Asset Management from January 2018 until May 2019.

Mr. Rodgers holds a Master's degree in Chemical Engineering from Imperial College in London (UK), an MBA from the London Business School and a Master's Degree in Economic History from the London School of Economics (all with distinction).

Position / 2019 Committee Memberships		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Human Resources Committee		2 of 2 1 of 1 2 of 2	5 of 5	100%	Arion Investment Management Limited (private) (since 2018)
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
6,000	3,400	9,400	432,212	720,000	No(10)

	MARGARET WALKER Age: 67 Austin, Texas, USA Director since: April 2015 Independent Committee memberships as at the date of the Information Circular: - Human Resources Committee - Responsible Care Committee
Ms. Walker has been the owner of MLRW Group, LLC since January 2011. MLRW Group, LLC is a consulting firm focusing on working with companies to improve capital investment outcomes and to improve overall safety performance. From 2004 until her retirement in December 2010, Ms. Walker was Vice President of Engineering & Technology for The Dow Chemical Company (“Dow Chemical”). Prior to this, Ms. Walker held other senior positions with Dow Chemical including Senior Leader in Manufacturing & Engineering and Business Director of Contract Manufacturing. Dow Chemical provides chemical, plastic and agricultural products and services.

Ms. Walker holds a Bachelor of Chemical Engineering from Texas Tech University, located in Lubbock, Texas and in 2018 she became a National Association of Corporate Directors Board Leadership Fellow.

Position / 2019 Committee Memberships		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Human Resources Committee Responsible Care Committee		10 of 10 5 of 5 3 of 3	18 of 18	100%	Independent Project Analysis, Inc. (private) (since 2011)
Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
9,500	7,262	16,762	770,717	720,000	Yes

BENITA WARMBOLD

Age: 61

Toronto, Ontario, Canada

Director since: February 2016

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance & Risk Committee (Chair)
- Corporate Governance Committee

Ms. Warmbold is a corporate director. She was Senior Managing Director & Chief Financial Officer of the Canada Pension Plan Investment Board (“CPPIB”) from 2013 until her retirement in 2017. Prior to this and from 2008, Ms. Warmbold was the Senior Vice President & Chief Operations Officer of CPPIB. CPPIB is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan. From 1997 to 2008, Ms. Warmbold was the Managing Director & CFO for Northwater Capital Management Inc.

Ms. Warmbold holds an Bachelor of Commerce (Honours) degree from Queen’s University, is a Chartered Professional Accountant, is a Fellow of the Institute of Chartered Professional Accountants of Ontario and has been granted the ICD.D designation by the Institute of Corporate Directors.

Position/2019 Committee Memberships(2)		2019 Attendance	Total 2019 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee (Chair) Corporate Governance Committee Responsible Care Committee		10 of 10 9 of 9 3 of 3 1 of 1	23 of 23	100%
Bank of Nova Scotia (since 2018)
Canadian Public Accountability Board (professional association) (since 2011)
Crestone Peak Resources (private) (since 2017)
Queen’s University Board of Trustees (educational institution) (since 2015)
SNC-Lavalin Group Inc. (since 2017)

Share and Share Equivalents Held as of March 5, 2020:
Common Shares(4) (#)	Total DSUs and RSUs(5)(6) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(8) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(9)
6,000	11,057	17,057	784,281	720,000	Yes

(1)
Mr. Arnell was appointed Chair of the Board on April 25, 2019. Upon this appointment he was no longer a member of any Committee, but in his capacity as Chair of the Board, was considered an ex-officio and attended all Committee meetings on a non-voting basis.

(2)
During 2019, a Special Committee was established for a limited time in order to address matters associated with the competing proxy at the 2019 Annual General Meeting. The Special Committee was comprised of Mr. Arnell (Chair), Mr. Bertram, Ms. Howe and Ms. Warmbold, each of whom attended three of three Special Committee meetings. Mr. Thomas Hamilton, who retired as a director in April 2019, was also a member of the Special Committee.

(3)	The Public Policy Committee was dissolved effective April 25, 2019.

(4)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(5)	For information on Deferred Share Units, see “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)”.

(6)	For information on Restricted Share Units, see “Share-Based Awards - Restricted Share Unit Plan for Directors”.

(7)	For information on Performance Share Units, see “Performance Share Unit Plan”. Non-management directors are not eligible to participate in this plan.

(8)	This value is calculated using $45.98, being the weighted average closing price of the Common Shares on the Toronto Stock Exchange for the 90-day period ending March 5, 2020.

(9)	See page 35 for more information on director share ownership requirements. See page 54 for more information on Mr. Floren’s share ownership requirements as President & CEO of the Company.

(10)	Directors have five years from the date of their appointment as a director or as Chair, to meet their director share ownership requirements.

(11)	Mr. Floren is not a member of any Committee, but attends all Committee meetings on a non-voting basis by invitation in his capacity as President & CEO of the Company.

(12)	Ms. Rennie was appointed Chair of the Human Resources Committee effective April 25, 2019.

Voting Results
From the 2019 Annual General Meeting of Shareholders

Director	For	%	Withheld	%
Bruce Aitken(1)	58,685,269	99.83	100,834	0.17
Douglas Arnell	57,909,344	98.51	874,514	1.49
James Bertram	58,743,890	99.94	35,866	0.06
Phillip Cook	57,881,998	98.52	868,732	1.48
Paul Dobson	49,121,708	95.40	2,371,193	4.6
John Floren	58,709,794	99.87	76,252	0.13
Maureen Howe	58,748,048	99.94	35,292	0.06
Robert Kostelnik	58,529,648	99.58	248,994	0.42
Janice Rennie	57,613,434	98.68	773,620	1.32
Kevin Rodgers(2)
Margaret Walker	58,115,933	98.87	664,671	1.13
Benita Warmbold	57,804,193	98.68	771,583	1.32

(1)    Mr. Aitken is not standing for re-election at the Meeting.
(2)    Mr. Rodgers was appointed a director effective July 26, 2019 so did not stand for election at the
2019 Annual General Meeting.
\

Summary of Board and Committee Meetings
For the 12-month period ending December 31, 2019

Board of Directors	10
Audit, Finance and Risk Committee	9
Corporate Governance Committee	6
Human Resources Committee	5
Public Policy Committee(1)	1
Responsible Care Committee	3
Special Committee(2)	3

(1) The Public Policy Committee was dissolved effective April 25, 2019.

(2)	A Special Committee was established for a limited time in order to address matters associated with the competing proxy at the 2019 Annual General Meeting.

Summary of Attendance of Current Directors at Board and Committee Meetings
For the 12-month period ending December 31, 2019

Director	Board Meetings Attended (#)	Board Meetings Attended (%)	Committee Meetings Attended		Committee Meetings Attended (%)	Total Board and Committee Meetings Attended
			(#)	Committee		(#)	(%)
Bruce Aitken(1)	9 of 10	90	3 of 3	Corporate Governance	100	16 of 17	94
			3 of 3	Responsible Care	100
			1 of 1	Public Policy (2)	100
Douglas Arnell(3)	9 of 10	90	3 of 3	Corporate Governance	100	18 of 19	95
			2 of 2	Human Resources	100
			1 of 1	Public Policy(2)	100
			3 of 3 (Chair)	Special Committee(4)	100
James Bertram	10 of 10	100	1 of 1	Public Policy(2)	100	20 of 20	100
			3 of 3	Responsible Care	100
			3 of 3	Human Resources	100
			3 of 3	Special Committee(4)	100
Phillip Cook	10 of 10	100	6 of 6 (Chair)	Corporate Governance	100	21 of 21	100
			5 of 5	Human Resources	100
Paul Dobson(5)	3 of 3	100	6 of 6	Audit, Finance and Risk	100	11 of 11	100
			2 of 2	Responsible Care	100
John Floren(6)	10 of 10	100	—	—	—	10 of 10	100
Maureen Howe	10 of 10	100	9 of 9	Audit, Finance and Risk	100	28 of 28	100
			6 of 6	Corporate Governance	100
			3 of 3	Special Committee(4)	100
Robert Kostelnik(7)	9 of 10	90	3 of 3	Corporate Governance	100	18 of 19	95
			3 of 3	Human Resources	100
			3 of 3 (Chair)	Responsible Care	100
Janice Rennie(8)	10 of 10	100	9 of 9	Audit, Finance and Risk	100	24 of 24	100
			5 of 5 (Chair)	Human Resources	100
Kevin Rodgers(9)	2 of 2	100	1 of 1	Corporate Governance	100	5 of 5	100
			2 of 2	Human Resources	100
Margaret Walker	10 of 10	100	5 of 5	Human Resources	100	18 of 18	100
			3 of 3	Responsible Care	100
Benita Warmbold(10)	10 of 10	100	9 of 9 (Chair)	Audit, Finance and Risk	100	26 of 26	100
			3 of 3	Corporate Governance	100
			1 of 1	Responsible Care	100
			3 of 3	Special Committee(4)	100
Total		98			100		99

(1)	Mr. Aitken is not standing for re-election at the Meeting.

(2)
The Public Policy Committee was dissolved effective April 25, 2019 and at that time, Mr. Aitken became a member of the Corporate Governance Committee and Mr. Bertram became a member of the Human Resources Committee.

(3)
Mr. Arnell was appointed Chair of the Board on April 25, 2019. Upon this appointment he was no longer a member of any Committee, but in his capacity as Chair of the Board, was considered an ex-officio and attended all Committee meetings on a non-voting basis.

(4)	A Special Committee was established for a limited time in order to address matters associated with the competing proxy at the 2019 Annual General Meeting.

(5)	Mr. Dobson was elected as a director effective April 25, 2019 and attended all Board and Committee meetings after that date.

(6)	Mr. Floren is not a member of any Committee, but attends all Committee meetings on a non-voting basis by invitation in his capacity as President & CEO of the Company.

(7)	In April 2019, Mr. Kostelnik ceased being a member of the Corporate Governance Committee and became a member of the Human Resources Committee.

(8)	In April 2019, upon Mr. Arnell's appointment as Chair of the Board, Ms. Rennie became Chair of the Human Resources Committee.

(9)	Mr. Rodgers was appointed as a director effective July 26, 2019 and attended all Board and Committee meetings after that date.

(10)	In April 2019, Ms. Warmbold ceased being a member of the Responsible Care Committee and became a member of the Corporate Governance Committee.

REAPPOINTMENT AND REMUNERATION OF AUDITORS
The directors of the Company recommend the reappointment of KPMG LLP, Chartered Professional Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.
The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.
Auditor Review
The Company's Audit, Finance and Risk Committee (the "Audit Committee") conducts a formal review of the external auditor every year and a more comprehensive review every five years, and recommends to the Board whether to propose the reappointment of the current independent auditors at the Company’s annual meeting of shareholders or to consider other audit firms. These reviews are based on recommendations by the Chartered Professional Accountants of Canada and the Canadian Public Accountability Board ("CPAB") to assist audit committees in their oversight duties. The comprehensive review was conducted in 2018, and covered the five-year period ended December 31, 2017. Factors considered by the Audit Committee in deciding whether to recommend to the Board retaining KPMG LLP include:

•	KPMG LLP’s global capabilities;

•	The quality and candour of KPMG LLP’s communications with the Audit Committee and management;

•	KPMG LLP’s independence;

•
The quality and efficiency of the services provided by KPMG LLP, including input from management on KPMG LLP’s performance and how effectively KPMG LLP demonstrated its independent judgment, objectivity and professional skepticism;

•	External data on audit quality and performance, including recent CPAB and Public Company Accounting Oversight Board reports on KPMG LLP and its peer firms; and

•	The appropriateness of KPMG LLP’s fees, KPMG LLP’s tenure as our independent auditor, and the controls and processes in place that help ensure KPMG LLP’s continued independence.
Principal Accountant Fees and Services
Pre-Approval Policies and Procedures
The Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.
All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer of the Company to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP’s global fees relating to the years ended December 31, 2019 and December 31, 2018 are as follows:

US$000s	2019	2018
Audit Fees	1,688	1,552
Audit-Related Fees	60	56
Tax Fees	145	139
All Other Fees	12	47
Total	1,905	1,794

Each fee category is described below.
Audit Fees
Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an "integrated audit" performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.
Audit-Related Fees
Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the accounting or disclosure treatment of other transactions.
Tax Fees
Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.
All Other Fees
Other fees for professional services rendered for consulting on project governance.
ADVISORY “SAY ON PAY” VOTE ON APPROACH TO EXECUTIVE COMPENSATION
A detailed discussion of our approach to executive compensation is provided in the "Executive Compensation Discussion and Analysis" that begins on page 39 of this Information Circular. As stated there, the main objective of our executive compensation program is to attract, retain and engage high-quality and high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.
Our executive compensation programs are aligned with returns to shareholders with a significant percentage of the short-term incentive award based on achieving “Modified Return on Capital Employed” goals and on other measures that we believe drive our share price over the longer term. The long-term incentive plan includes Performance Share Units, which vest based on a combination of relative compounded total shareholder return and "Modified Return on Capital Employed" over a three-year period, and stock options/Stock Appreciation Rights (“SARs”), which vest over a three-year period and have no value if the underlying share price does not increase.
We also believe in the importance of executives owning Common Shares and require the President & CEO and all other executive officers to meet significant share ownership requirements to more fully align their interests with shareholders' and focus on developing and implementing strategies that create and deliver long-term value for shareholders.
We have held an advisory vote on executive compensation (commonly referred to as a “say on pay vote”) annually since 2011. At least 95% of shares have been voted in favour of accepting the Company's approach to executive compensation at each annual meeting of shareholders. It is the Board’s intention that the say on pay vote will be only one part of the ongoing process of engagement between shareholders and the Board on compensation. The Board also provides an opportunity for shareholders to provide direct feedback to management regarding our approach to executive compensation on its website.

This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, together with any feedback received from shareholders through the website, when considering future compensation policies, procedures and decisions. Shareholders will be asked at the Meeting to consider and, if deemed advisable, to adopt the following resolution that is based on the model say on pay resolution formulated by the Canadian Coalition for Good Governance:
RESOLVED THAT:
On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2020 annual general meeting of shareholders.
The Board unanimously recommends that shareholders vote FOR the resolution. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities of the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE

Statement of Corporate Governance Practices
Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.
The Company is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Select Market. In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that companies like ours should adopt. The Company also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices follows.
1. Board of Directors
The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.
2020 Board Objectives
Every year the Board establishes a set of “Board Objectives” which are dominant themes that the Board wishes to focus particular attention on during the year. In late 2019, the Board established several key objectives for 2020 including:

•	Demonstrate Responsible Care leadership in all aspects of the Board’s governance

•	Closely monitor the impact of current low methanol prices on cashflow and the Company’s balance sheet in light of current capital project commitments

•	Review progress on the Geismar 3 Project while ensuring that key risks are managed and mitigation strategies are in place

•	Maintain focus on plant reliability and sustainability, including gas supply

•	Maintain focus on key Board governance issues including CEO succession

•	Provide oversight of management’s initiatives with respect to Environmental, Social and Governance (ESG) and sustainability matters
The status of each objective is discussed at each Board meeting held in person.
Committees of the Board of Directors
At the beginning of 2019 the Board had five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. However, in April 2019 the Board made the decision to dissolve the Public Policy Committee leaving four standing Committees. In addition, from time to time, the Board may establish an ad hoc committee for discussing matters of a special nature and in March 2019 a Special Committee was established for a limited time in order to address matters associated with the competing proxy at the 2019 Annual General Meeting. This Special Committee met three times.
All current Committee members have been determined to be independent in accordance with NASDAQ rules and Canadian securities regulations and no Committee member was during 2019, or is currently, an officer or employee of the Company or any of its subsidiaries. The following table lists each of our standing Committees, its members and a summary of its key responsibilities.

Standing Committee	Current Members	Meetings in 2019 (#)	Overall Attendance(1) (%)	Summary of Key Responsibilities
Audit, Finance and Risk Committee(2)	Benita Warmbold (Chair)(3) Paul Dobson Maureen Howe Janice Rennie	9	100
•    assisting the Board in fulfilling its oversight responsibility relating to:
•    the integrity of the Company’s financial statements
•    the financial reporting process
•    systems of internal accounting and financial controls
•    professional qualifications and independence of the external auditors
•    performance of the external auditors
•    risk management processes
•    financing plans and pension plans
•    compliance by the Company with ethics policies and legal and regulatory requirements
•    the internal audit process

Corporate Governance Committee	Phillip Cook (Chair) Bruce Aitken Maureen Howe Kevin Rodgers Benita Warmbold	6	100
•    establishing the appropriate composition and governance of the Board, including compensation of all non-management directors
•    recommending nominees for election or appointment as directors
•    annually assessing and enhancing the performance of the Board, Board Committees and Board members
•    shaping the corporate governance of the Company and developing corporate governance principles for the Company
•    monitoring compliance by the Company with ethics policies and legal and regulatory requirements
•    providing oversight of the director education program

Human Resources Committee	Janice Rennie (Chair) James Bertram Phillip Cook Robert Kostelnik Kevin Rodgers Margaret Walker	5	100
•    approving the goals and objectives of the CEO and evaluating his performance
•    reviewing and recommending to the Board for approval the remuneration of the Company’s executive officers
•    approving the remuneration of all other employees on an aggregate basis
•    reviewing the Company’s compensation policies and practices from a risk perspective
•    approving the executive compensation discussion and analysis
•    reporting to the Board on the Company’s organizational structure, officer succession plans, total compensation practices, human resource policies and executive development programs
•    recommending grants and administrative matters in connection with the long-term incentive plan

Responsible Care Committee	Robert Kostelnik (Chair) Bruce Aitken James Bertram Paul Dobson Margaret Walker	3	100
•    reviewing matters relating to the environment and occupational health and safety issues that impact significantly on the Company
•    overseeing the Company’s Responsible Care Policy and reviewing the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care

(1)	Overall Attendance is a measure of the attendance of all individuals who were committee members during 2019.

(2)
The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other information regarding the Audit, Finance and Risk Committee, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form for the year ended December 31, 2019.

(3)	Ms. Warmbold has been designated as the “audit committee financial expert”.

Director Independence
Independence Status of Nominee Directors

Name	Management	Independent	Not Independent
Douglas Arnell		x
James Bertram		x
Phillip Cook		x
Paul Dobson		x
John Floren	x		x
Maureen Howe		x
Robert Kostelnik		x
Leslie O'Donoghue		x
Janice Rennie		x
Kevin Rodgers		x
Margaret Walker		x
Benita Warmbold		x
Eleven of the twelve nominees (92%) who are standing for election to the Board have been determined by the Board to be independent in accordance with NASDAQ rules and Canadian securities regulations. Mr. Floren is the President & CEO of the Company and is therefore not independent.
In accordance with our Corporate Governance Principles, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee state that these Committees must be composed wholly of independent directors. In addition, our Corporate Governance Principles provide that, if the Chair of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director.
In 2019, all Committees were constituted exclusively of independent directors. Mr. Floren, in his capacity as President & CEO of the Company, and Mr. Arnell, in his capacity as Chair of the Board, attended all Committee meetings.
Other Directorships and Interlocking Relationships
Several of the nominees are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “Election of Directors”.
Ms. Rennie and Mr. Floren serve together as directors on the board of West Fraser Timber Co. Ltd. and Ms. Howe and Ms. O'Donoghue serve together as directors on the board of Pembina Pipeline Corporation. No other nominees serve together as directors of other corporations or act together as trustees for other entities.
In Camera Sessions
Following each in-person meeting of the Board, an “in camera” session is held at which non-management directors are in attendance as provided in our Corporate Governance Principles. In addition, an in camera session is usually held following each in-person Committee meeting. In 2019, there was an in camera session after every in-person Board and Committee meeting. Neither Mr. Floren nor any other member of management attends any Board or Committee in camera sessions.

Meeting Attendance Records
The combined Board and Committee meeting attendance rate for all directors in 2019 was 99%. For information concerning the number of Board and Committee meetings held in 2019, as well as the attendance record of each director for those meetings, see the chart on page 13.

2.     Board Mandate
Section 3 of the Company’s Corporate Governance Principles contains the Board mandate that describes the Board’s responsibilities. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.
Board Strategy Oversight
The Board oversees the annual strategic planning process to develop and monitor our strategic direction. Each July, the Board and management hold a full day strategy session that provides detailed information on the business environment and trends affecting the Company and identifies foreseeable opportunities and risks. As part of the 2019 strategy session, the Board and management received presentations on, among other things, an energy price outlook, the methanol market, an overview of the economics underpinning the long-term methanol price and an in-depth review of strategic partnerships. Comprehensive action items and follow-up are agreed during the strategy session. The strategy is then revised accordingly and submitted to the Board for final review and endorsement at the September Board meeting.
The Board is provided with a strategy update at each regularly scheduled Board meeting throughout the year which tracks the progress of each strategic initiative.
3.     Position Descriptions
Board Chair and Committee Chairs
The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chair of the Board, each Committee Chair and for Individual Directors. These Terms of Reference can be found on our website. Section 4 of the Corporate Governance Principles also sets out the responsibilities of each director.
President & Chief Executive Officer
The President & CEO has a written position description that sets out the position’s key responsibilities. In addition, the President & CEO has specific annual corporate and individual performance objectives that he is responsible for meeting. These objectives are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” on page 45 for more complete information on these objectives.
4.    Orientation and Continuing Education
To familiarize our directors with the role of the Board, its Committees and the nature and operation of the Company’s business, we have a thorough and well thought out process for director onboarding. All directors are provided with information covering a wide range of topics including:

•	duties of directors and directors’ liabilities

•	board and committee governance documents

•	the Company’s Code of Business Conduct

•	strategic plans, operational reports and budgets

•	important corporate policies

•	recent regulatory filings and analyst reports

•	our corporate and organizational structure

•	the Company's Shareholder Engagement Policy
New directors are encouraged to not only review and familiarize themselves with this information, but also to have individual meetings with senior management, visit one of our plant sites, attend an Investor Relations event and attend at least one meeting of each of the four Committees. In addition, new directors are assigned another director to act as a "mentor" to assist the new director with settling into the role as quickly as possible.

The Board recognizes the importance of ongoing education for directors. The Company’s Corporate Governance Principles state that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company and all of our directors are members of the Institute of Corporate Directors (“ICD”) and the Company pays the cost of this membership. A number of our directors have attended courses and programs offered by ICD. The Company also encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of attending such programs. As well, written materials published in periodicals, newspapers or by legal or accounting firms that are likely to be of interest to directors are routinely forwarded to directors or included in a “supplemental reading” section in Board and Committee meeting materials. Furthermore, the Company also believes that serving on other corporate and not-for-profit boards is a valuable source for ongoing education.

The Corporate Governance Committee is responsible for overseeing the director education program and, based on feedback from all directors, the program focuses primarily on providing the directors with more in-depth information about key aspects of our business, including the material risks and opportunities facing the Company. Directors provide input into the agenda for the education program and management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts.
The Board and its Committees received a number of presentations in 2019 focused on deepening the Board’s knowledge of the business, the industry and the key risks and opportunities facing the Company. Presentation topics included a gas update on Trinidad, a review of the Company's cyber security readiness, a review of methanol supply, demand and price outlook and impact of MTO demand, and an overview of the Company's strategic workforce plan.
In 2019, all directors attended all internal Board education sessions.
In addition, Board meetings are periodically held at a location where the Company has methanol production operations or significant commercial activities. In November 2019, the Board visited the Company's methanol facilities in Damietta, Egypt and attended meetings in Cairo, Egypt where our business office is located. This site visit gave our directors an opportunity to receive various presentations focused on these facilities. The visit also gave our directors an extended opportunity to interact with employees, business associates, government officials and community members as well as tour the methanol production facilities and learn about the local culture.
5.     Ethical Business Conduct
Code of Business Conduct
The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. The Code is available in English, Spanish and Arabic and clearly defines a set of standards to help them avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. A copy of the Code can be found on our website and on SEDAR at www.sedar.com. A printed version is also available upon request to the Corporate Secretary of the Company.
The Code also establishes a confidential “whistle-blower” ethics hotline for reporting suspected violations of the Code. The ethics hotline allows each of the Company's employees to make a report to the hotline either online via the internet or through use of a toll-free phone number. In both cases, the hotline is operated by an external third party and users may make an anonymous report in their own local language.
The Code is reviewed annually by the Board. The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee. These Committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code and ethics hotline awareness throughout the organization and the results of surveys designed to determine employee understanding and awareness of the Code.
The Code states that suspected Code violations, whether received through the whistle-blower hotline or otherwise, are to be reported to the legal department and that the General Counsel shall investigate the matter. Furthermore, the Chair of the Board and the Chair of the Audit, Finance and Risk Committee are advised of all reports that concern accounting or audit matters and the Chair of that Committee and the General Counsel together determine how such matters should be investigated. In addition, the Audit, Finance and Risk Committee receives quarterly notices from the General Counsel of any concerns received regarding accounting, internal accounting controls, and auditing matters.

No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a violation of the Code.
Transactions Involving Directors or Officers
The Code contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee.
Recoupment Policy
The Company has a Recoupment Policy that provides for the forfeiture of options, shares or share units or repayment of cash compensation received by employees in certain circumstances where the employee is involved in wrongdoing. For more information on this policy, please see page 41.

Other Measures
The Board takes other steps to encourage and promote a culture of ethical business conduct. First, under the Company’s Corporate Governance Principles, the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. Significant efforts are made to ensure our employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. The level of awareness and understanding of our Code is monitored annually.
In addition to the Code, the Company has several other policies governing ethical business conduct, including the following:

•
Competition Law Policy – provides employees with an understanding of the Company’s policy of compliance with all competition laws and information concerning the activities that are permitted and prohibited when dealing with competitors, customers and other parties.

•
Confidential Information and Trading in Securities Policy – provides guidelines to employees with respect to the treatment of confidential information and advises Company insiders when it is permissible to trade securities of the Company. This policy also prohibits insiders from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Company’s shares that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

•
Corporate Gifts and Entertainment Policy – provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations.

•	Corrupt Payments Prevention Policy – prohibits the payment or receipt of bribes and kickbacks by the Company’s employees and agents. Facilitation payments are also prohibited.

•	Political Donation Policy – prohibits all political donations by the Company.
The Company’s employees regularly receive either web-based or in-person compliance training that focuses on ethical business conduct and the foregoing policies. In addition, employees and directors who are considered “insiders” under Canadian securities laws have been provided with training concerning their obligations and responsibilities under Canadian securities laws.
6.    Nomination of Directors
Nominating Committee and Nomination Process
The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors”.
The Corporate Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to the Board. The Corporate Governance Committee uses a skills matrix to assist in this process. On an annual basis, the Corporate Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Corporate Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Corporate Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. The skills matrix is reviewed annually by the Corporate Governance Committee to ensure alignment with the Company’s corporate strategy. Following is the current board skills matrix outlining the skills and experience of each non-management director nominee and the Corporate Governance Committee’s determination as to how many directors on the Board should possess those skills and experience.

Non-Mgmt Director Nominees	Board Skills
	Leader-ship(1)	Industry Know- ledge & Exper- ience	Finance	Govern- ment & Public Affairs	Board Exper- ience	Health, Safety & Environ- ment Issues(2)	Inter- national Perspective	Energy	Under- standing of North America Natural Gas Feed- stock Issues	China	Ambitious Business Growth - Large Capital Projects Execution	Ambit- ious Business Growth - Strat- egies & Risks

Arnell	✓	✓		✓	✓		✓	✓	✓		✓	✓
Bertram	✓				✓	✓		✓			✓
Cook	✓	✓		✓			✓			✓	✓	✓
Dobson	✓	✓	✓				✓	✓	✓		✓	✓
Howe		✓	✓		✓			✓	✓			✓
Kostelnik		✓			✓	✓		✓	✓		✓
O'Donoghue	✓	✓		✓	✓				✓		✓	✓
Rennie			✓		✓
Rodgers			✓				✓
Walker		✓				✓	✓				✓	✓
Warmbold	✓		✓		✓		✓					✓
director nominees (non-mgmt)	6	7	5	3	7	3	6	5	5	1	7	7
TARGET	4	6	2	2	7	1	5	2-3	3-4	1-2	1	2-3
(1)    Previous/current CEO of a mid to large cap ($500 M +) public company (or equivalent size private company or group division).
(2)    Direct responsibility over large-scale process plant including Health, Safety and Environment.
In identifying potential director candidates, the Corporate Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics. In addition, diversity (as described more fully below) is considered when identifying potential director candidates. Desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.
Suitable director candidates have, over the past several years, been identified through the use of an executive search firm retained under the authority of the Corporate Governance Committee. The selection process is led by the Chair of the Corporate Governance Committee and all Committee members and the Chair of the Board are routinely updated on the process and the individuals being considered. The Chair of the Corporate Governance Committee, the Chair of the Board, the CEO and, where appropriate, other directors or senior executives meet in person with the candidate to discuss his or her interest and ability to devote the time and resources required to meet the Company’s expectations for directors. The recommended candidate is then formally considered by the Corporate Governance Committee and, if approved, the candidate is recommended to the Board.
In 2019, Paul Dobson and Kevin Rodgers were appointed as directors pursuant to the terms of the Cooperation Agreement dated April 12, 2019 between the Company and the Company's largest shareholder, M&G Investment Management Limited.

Diversity

The Company has a Diversity Policy applicable to both employees and directors of the Company. The full text of the Diversity Policy can be found on the Company’s website.
A summary of our Diversity Policy is as follows:
The Company recognizes the importance of diversity, including gender diversity, at all levels of the Company including the Board and the executive team. We believe that diversity is important for both Board and organizational effectiveness. We have identified three key diversity attributes:
(a)    Experiential (education, business and functional experience);
(b)    Demographic (age, gender, ethnicity, nationality, geography); and
(c)    Personal (personality, interests, values).
These attributes are essential for creating an appropriate balance of skills, experience, independence and knowledge required for the Board, the senior management team and the Company as a whole.
These diversity attributes, which specifically include gender diversity and ethnicity (including Aboriginal peoples), are factored into the recruitment and decision-making process when new Board and executive appointments are made. When engaging external search consultants to identify future candidates for Board or executive roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list to provide a diverse and balanced slate where possible and to ensure women are included on their candidate list. Ultimately, appointments are based on merit, measured against objective criteria.
Although we are committed to continue increasing the diversity on the Board and in senior management, no targets have been adopted regarding women, Aboriginal peoples, persons with disabilities or members of visible minorities on the Board or in executive or senior positions.
The Board and management’s foremost priority is to ensure the Company has the best possible leadership. Accordingly, appointments will continue to be made on merit measured against objective criteria to select the best candidate for Board and executive officer positions. However, as noted above, we have processes in place to promote the presentation of a diverse slate of candidates during any new director and senior management search process.
The current number and proportion (in percentage) of directors on the Board who are women are four of 12 members, or 33%. The current number and proportion (in percentage) of executive officers of the Company who are women are one of six members, or 17%. The current number and proportion (in percentage) of directors who self-identify as a visible minority is one of 12, or 8%. No director self-identifies as an Aboriginal person or as being a person with a disability. No executive officer self-identifies as an Aboriginal person, as a person with a disability or as a visible minority.

The Board measures the effectiveness of the Diversity Policy by monitoring the initiatives undertaken by the Company to promote diversity within the organization, and ensuring that balanced slates of candidates are presented for board searches where possible.
We continue to integrate diversity into our existing practices in order to enhance the diversity of our senior management team. Through our annual talent review and succession planning process, we review the number of women in executive and senior leadership positions for both our executive team and the management teams of each business group. On an ongoing basis we seek opportunities to accelerate the development of women through different career development opportunities, participation in formal leadership programs and participation in mentoring and sponsorship initiatives.
Majority Voting for Directors
The Board has a policy that states that any nominee for election as a director at an annual general meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will accept the resignation unless there are exceptional circumstances. The Board will, within 90 days of the annual general meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.

If the resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.
Following the annual general meeting, voting results for directors are issued in a press release and filed on SEDAR at www.sedar.com.
7.    Director and Officer Compensation
Director and officer compensation is determined by the Board. The process followed for determining director compensation is described commencing on page 28 and the process followed for executive compensation is described commencing on page 42.
8.    Shareholder Feedback on Executive Compensation
The Board appreciates the importance that shareholders place on executive compensation and believes that it is important to engage shareholders on this topic. With this in mind, the Company provides an opportunity via our website for shareholders to provide direct feedback to management regarding our approach to executive compensation as disclosed in this Information Circular. We intend to offer this opportunity on an annual basis and information on how to provide the feedback is available to shareholders at the Investor Relations section of our website from March 19, 2020 (the date this Information Circular is anticipated to be filed with securities regulators) until June 30, 2020. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish, and may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2020 Human Resources Committee meeting to determine whether any actions should be taken to address concerns raised. We will provide a report on this process in our annual disclosure documents next year.
Report on the 2019 Shareholder Survey
In 2019, we did not receive any feedback from shareholders regarding our approach to executive compensation.

9.    Assessments
The Company’s Corporate Governance Principles state as follows:
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include both a peer and self-evaluation and a confidential discussion with the Chair of the Board.
Our Board conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. Annually, directors are surveyed and asked to evaluate the overall performance and effectiveness of the Board and to make suggestions for improvement. In addition, directors have the opportunity to evaluate and comment on the effectiveness of the Committees, individual directors and the Chair of the Board.
In 2019, directors provided comments on numerous matters including the appropriateness of the Committee structure and the reporting of Committee activities to the Board, the Board’s performance of its oversight role, the Board’s relationship with management and whether the Board has the appropriate mix of skills and experiences.
The results of the survey are consolidated by the Corporate Secretary, provided to the Chair of the Board and then presented to both the Corporate Governance Committee and the Board at their September meetings. Each Committee reviews and discusses comments relating to its individual Committee evaluation.
Prior to the September Board and Committee meetings, the Chair of the Board has a private conversation with each director regarding their own performance and effectiveness as well as the performance of their fellow directors. In addition, the Chair of the Corporate Governance Committee receives from the Corporate Secretary comments regarding the Chair and his leadership of the Board. These comments form the basis of a private conversation between the Chair of the Corporate Governance Committee and the Chair of the Board. The content of that conversation is reported by the Chair of the Corporate Governance Committee to the full Corporate Governance Committee at its September meeting.

10.    Director Tenure
The Board is committed to maintaining an appropriate balance between director retention and renewal. The Company believes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. Due to the number of years it takes to acquire sufficient Company-specific knowledge and the cyclical nature of the chemical industry, the Company places great value on longer serving directors' experience.
However, we also value board renewal and believe it is critical to ensuring that we have a high performing board over the long term. Turnover in Board membership provides an opportunity to enhance diversity of perspectives and adds significant value through the ongoing input of fresh ideas and new knowledge.
The Company's Director Tenure Policy does not include term limits for directors nor mandatory retirement age provisions. Instead, the Policy outlines other processes that the Board has adopted to effectively manage board renewal, including:

•	annual evaluations of individual directors to monitor the effectiveness of each director’s contribution;

•
the Corporate Governance Committee and the Chair of the Board annually review the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity and effectiveness; and

•
the Chair of the Board and the Chair of the Governance Committee are responsible for developing a long-term board succession plan which incorporates input from one-on-one discussions between the Chair of the Board and each Board member, including discussions regarding estimated future retirement dates for each Board member. This plan is reviewed and updated on an annual basis after the Chair of the Board completes his one-on-one evaluation meeting with each Board member.

11.    Management Succession Planning
The Company has detailed succession plans for each executive officer and each of such officer’s direct reports. For more information on the Company’s succession planning process, please see page 41.
12.    Board’s Role in Risk Management Process
The Board’s mandate provides that the Board is responsible for identifying and overseeing the implementation of systems     to manage the principal risks of the Company’s business. The Audit, Finance and Risk Committee’s mandate also states that the Audit, Finance and Risk Committee is responsible for reviewing with management, at least annually, the Company’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.
Management annually undertakes a formal risk review process that includes identifying the principal strategic risks of the Company, assessing the Company’s strategy to mitigate each risk and determining accountability. The results of this process are documented, reviewed and discussed by the Audit, Finance and Risk Committee and the Board. Notwithstanding these formal processes, the Board recognizes that risk management and oversight is a dynamic and continuous process.
In addition, the Board, through the Audit, Finance and Risk Committee, oversees the Company’s risk management strategies and programs, including insurance programs, related to the Company’s key operational risks such as shipping, cyber security and financial risks. As well, the Human Resources Committee annually reviews the Company’s compensation policies and practices to confirm their alignment with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have a material adverse effect on the Company.

13.    Shareholder Engagement

The Company believes that communication with shareholders is key to transparency and facilitates a full and fair understanding of the Company. To facilitate such engagement, the Board has adopted a Shareholder Engagement Policy which can be found on the Company’s website. The Company seeks to communicate with its shareholders through a variety of channels, including its disclosure documents and news releases, its website and presentations at investor conferences.

Shareholder feedback is received through one-on-one or group meetings between management and institutional shareholders as well as by letter (via regular mail or courier), email or telephone contact. With respect to shareholder feedback on executive compensation matters, the Investor Relations page of the Methanex website is enabled to receive such feedback annually from approximately mid-March to June 30. Shareholders may also make their views known through individual voting for directors, an annual say-on-pay advisory vote and other matters submitted to shareholders for approval. In addition, shareholders may put forward shareholder proposals in accordance with applicable rules.

As appropriate, relevant shareholder concerns are addressed promptly by the Investor Relations Department who regularly share feedback with management on investor sentiment and key questions or concerns. Shareholders may communicate their views to management and the Board through our Investor Relations Department by sending a message to:

Investor Relations Department
Methanex Corporation
Suite 1800, 200 Burrard Street
Vancouver, BC  V6C 3M1
Telephone: 604-661-2600 or Toll Free: 1 800 661 8851
Email: invest@methanex.com

Shareholders may themselves initiate communications directly with the Board. To do so, shareholders should communicate their questions or concerns to the independent directors through the Chair of the Board by mail (marking the envelope “Confidential”) or email:

Chair of the Board
c/o General Counsel & Corporate Secretary
Methanex Corporation
Suite 1800, 200 Burrard Street
Vancouver, BC  V6C 3M1
Email: boardchair@methanex.com

All relevant correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Chair.

PART IV COMPENSATION
COMPENSATION OF DIRECTORS
All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted.
Objective and Design of the Director Compensation Program
We are the world’s largest producer and supplier of methanol with sales and operations around the globe and revenues of approximately USD $3 billion in 2019. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge and the ability to successfully carry out the Board’s mandate. The Board’s mandate can be found in section 3 of our Corporate Governance Principles which are attached to this Information Circular as Schedule A and can also be found on our website.
Directors of the Company are required to devote significant time and energy to the performance of their duties. The Terms of Reference for Individual Directors and the Corporate Governance Principles set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on Committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment. Therefore, to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations, the Board believes that it is necessary for the Company to offer a competitive compensation package.
Our director compensation program is designed primarily to:

•	compensate directors for applying their knowledge, skills and experience in the performance of their duties;

•	align the actions and economic interests of the directors with the interests of long-term shareholders; and

•	encourage directors to stay on the Board for a significant period of time.
Director compensation is paid only to non-management directors and is comprised primarily of cash fees (including an annual retainer) and a share-based award. Non-management directors are not eligible to receive stock options under the terms of the Company’s Stock Option Plan. The "Directors’ Total Compensation" table on page 31 sets out the total compensation earned by the directors in 2019.
As part of this compensation program, the directors also have share ownership requirements. See “Directors’ Share Ownership Requirements” on page 35 for more details. The Board believes that share ownership requirements further promote the objectives of director retention and alignment with long-term shareholders.
Process for Determining Director Compensation
The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.
The Corporate Governance Committee reviews director compensation at least every two years and did so in 2017, retaining an independent consultant, Willis Towers Watson, to conduct a review of director compensation. The Corporate Governance Committee has determined that the target compensation level for directors should be competitive with the 50th percentile of a relevant comparator group. The comparator group of companies used by the Corporate Governance Committee for reviewing and determining director compensation is the same comparator group used for reviewing and determining executive compensation. This comparator group is developed by the Human Resources Committee and consists of North American-based companies in the chemicals, mining and oil and gas industries with global operations which, where possible, operate in a commodity-based or cyclical business. The companies in the comparator group are listed below:

Agnico Eagle Mines Limited* Albemarle Corporation Ashland Global Holdings Inc. Baytex Energy Corporation* Cabot Corporation Celanese Corporation Centerra Gold* * denotes Canadian companies	FMC Corporation H.B. Fuller Company IAMGOLD Corporation* International Flavors & Fragrances Inc. Kinross Gold Corporation* Lundin Mining Corporation* Olin Corporation	PolyOne Corporation RPM International Inc. The Chemours Corporation Vermillion Energy Inc.* Westlake Chemical Corporation Yamana Gold Inc.*

In January 2017, the Board determined that, in order to meet the target level of the 50th percentile of a comparator group, director compensation should be increased in a phased approach. In addition, the proportionate mix of cash and share-based awards should be changed to be more heavily weighted towards share-based awards. In January 2018, compensation was increased in the form of share-based awards only and in January 2019, the final phase increase was implemented in order to meet the 50th percentile target level and compensation remains the same for 2020. Currently, 60% of the total compensation is comprised of share-based awards and 40% of the total compensation is comprised of cash.
Elements of Director Compensation
Director compensation is comprised of two elements, namely (i) annual retainer and other fees and (ii) share-based awards. Each element is described in detail below.
Annual Retainer and Other Fees
During the year ended December 31, 2019, annual retainer and other fees were paid to non-management members of the Board on the following basis:

Annual retainer for a non-management director (excluding the Chair of the Board)	$96,000	annual
Annual retainer for the Chair of the Board	$172,000	annual
Annual retainer for the Chairs of the Corporate Governance and Responsible Care Committees	$10,000	annual
Annual retainer for the Chair of the Audit, Finance and Risk Committee	$20,000	annual
Annual retainer for members of the Audit, Finance and Risk Committee, including the Chair	$10,000	annual
Annual retainer for the Chair of the Human Resources Committee	$20,000	annual
One-time Special Committee Fee for members of the Special Committee(1)	$15,000	single
One-time Special Committee Fee for the Chair of the Special Committee(1)	$30,000	single
One-time fee for Chair of the Corporate Governance Committee regarding the competing proxy(2)	$5,000	single
Chair Succession Fee (paid only for the duration of the Chair succession process)(3)	$30,000	annual
Cross-country or intercontinental travel fee to attend Board or Committee meetings	$2,500	per trip
Travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board)	$2,500	per day

(1)	A Special Committee was established for a limited time in order to address matters associated with the competing proxy at the 2019 Annual General Meeting.

(2)	This fee was paid for additional work undertaken by the Chair of the Corporate Governance Committee in order to address matters associated with the competing proxy at the 2019 Annual General Meeting.

(3)	Mr. Arnell ceased receiving the chair succession fee upon being appointed Chair of the Board in April 2019.
Notwithstanding that directors do not receive meeting attendance fees, if over 10 Board meetings are held in a year, the Corporate Governance Committee has the discretion to determine whether any meeting fees are appropriate.
In 2019, the Chair of the Board received a flat fee annual retainer and did not receive any additional fees; however, he is eligible to receive the travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings.
Share-Based Awards - Restricted Share Unit Plan for Directors
Directors are awarded RSUs under the Company’s Restricted Share Unit Plan for Directors as part of the share-based component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. In addition, commencing in 2014, directors who are in compliance with their share ownership requirements at the time they make their election, may elect to receive the cash equivalent of their RSU award. In 2019, three directors elected to receive the cash equivalent of their share-based award, and in 2020 two directors elected to receive the cash equivalent of their share-based award. The table below summarizes the share-based awards granted to directors in 2020 and 2019:

	2020	2019
Chair of the Board	6,100 RSUs or DSUs	3,400 RSUs or DSUs
All other non-management directors	3,400 RSUs or DSUs	1,900 RSUs or DSUs

RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year, together with applicable dividend equivalents, will vest on December 1, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.
Upon retirement, all outstanding RSUs vest at the date of retirement and the director is entitled to receive a cash payment within 90 days from the vesting date. The cash payment is based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax.
The Board believes that share-based awards granted to directors both compensate the directors for the performance of their duties and also promote director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed under “Process for Determining Director Compensation.”
In 2019 and 2020, the Target Dollar Value was $144,000 for each non-management director and $258,000 for the Chair of the Board. Each non-management director received the number of RSUs (or DSUs) determined by dividing the Target Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 30-day period ending on the date prior to the date of the grant, and then rounded. In 2019 the grant date was March 8, 2019 and in 2020 the grant date was March 5, 2020.
Share-Based Awards - Deferred Share Unit Plan (Director DSUs)
Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and other fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the DSU Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their share-based award in the form of DSUs. See the section above “Share-Based Awards – Restricted Share Unit Plan for Directors”.
DSUs held by a director are redeemable only after the date on which the director retires as a director of the Company or upon death (“Termination Date”), and a lump-sum cash payment, net of any withholdings, is made after the director chooses a valuation date. A director may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
The Board believes that providing directors with the alternative of receiving their cash fees and share-based awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.
Stock Options
Non-management directors ceased being granted stock options in 2003. No non-management director currently holds any stock options.
Perquisites
Certain minor out-of-pocket expenses incurred by directors are paid for by the Company. All such expenses, if any, are included in the “All Other Compensation” column found in the Directors’ Total Compensation table.

Directors’ Total Compensation

The following table sets out what each director earned by way of annual retainer, other fees and share-based awards for 2019.

Director	Annual Retainer (1) ($)	Annual Retainer for Committee Chairs ($)	Annual Retainer for Audit & HR Committee Chairs ($)	Annual Retainer for Audit Committee Members ($)	Travel Fees & Ad hoc site visit fees(2) ($)	Total Fees Earned(3) ($)	Share-Based Award(4) ($)	All Other Comp- ensation(5) ($)	Total ($)
Bruce Aitken(6)	96,000	—	—	—	10,000	106,000	144,000	—	250,000
Douglas Arnell(7)	156,667	—	6,667	—	—	163,334	147,117	18,716	329,167
Howard Balloch(8)	32,000	3,333	—	3,333	7,500	46,166	144,000	21,783	211,949
James Bertram	96,000	—	—	—	2,500	98,500	147,117	4,873	250,490
Phillip Cook	96,000	10,000	—	—	20,000	126,000	147,117	9,441	282,558
Paul Dobson(9)	64,000			6,667	17,500	88,167	—	—	88,167
John Floren(10)
Thomas Hamilton(8)	57,333	—	—	—	—	57,333	263,262	4,370	324,965
Maureen Howe	96,000	—	—	10,000	2,500	108,500	147,117	4,265	259,882
Robert Kostelnik	96,000	10,000	—	—	15,000	121,000	147,117	9,441	277,558
Janice Rennie	96,000	—	13,333	10,000	2,500	121,833	144,000	24,519	290,352
Kevin Rodgers(9)	40,000				5,000	45,000	—	—	45,000
Margaret Walker	96,000	—	—	—	12,500	108,500	147,117	9,441	265,058
Benita Warmbold	96,000	—	20,000	10,000	27,500	153,500	147,117	13,905	314,522
Total	1,118,000	23,333	40,000	40,000	122,500	1,343,833	1,725,081	120,754	3,189,668

(1)
In addition, the following fees were paid to members of a Special Committee which was established for a limited time in order to address matters associated with the competing proxy at the 2019 Annual General Meeting. Mr. Cook also received a fee for additional work undertaken as Chair of the Corporate Governance Committee in order to address matters associated with the competing proxy at the 2019 Annual General Meeting:

Douglas Arnell (Chair)	30,000
James Bertram	15,000
Thomas Hamilton(8)	15,000
Maureen Howe	15,000
Benita Warmbold	15,000
Phillip Cook	5,000

(2)
Travel fees are paid per trip for cross-country or intercontinental travel to attend Board or Committee meetings or for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board).

(3)
This column includes all retainers and travel fees earned during 2019 (with the exception of fees earned in relation to the competing proxy at the 2019 Annual General Meeting, as outlined in footnote (1)). This column also includes any paid in DSUs. Under the DSU Plan, non-management directors may elect to receive 100%, 50% or 0% of their annual cash retainer as DSUs. The DSU Plan is more fully described under “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)”. In 2019, Messrs. Arnell and Bertram elected to receive 100% of their cash retainers as DSUs (Arnell: 3,448 DSUs; and Bertram: 2,013 DSUs) and Ms. Howe elected to receive 50% of her cash retainer as DSUs (1,096 DSUs). The number and value of the DSUs received by Messrs. Arnell and Bertram and Ms. Howe in lieu of fees are reflected in the "Share-Based Awards - Value Vested During the Year" table on page 34.

(4)
This column reflects the grant date fair value of the share-based compensation (RSUs and DSUs) received by directors in 2019. The value shown is calculated by multiplying the number of RSUs or DSUs awarded in 2019 by the closing price of the Common Shares on the TSX on March 7, 2019, the day before such share units were granted, being $77.43. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their share-based compensation award as RSUs or DSUs. Commencing in 2014, if share ownership requirements are met at the time they make their election, directors may elect to receive the value of their share-based award as cash. Please see "Share-Based Awards - Restricted Share Unit Plan for Directors" for more information. In 2019, Messrs. Aitken and Balloch and Ms. Rennie made such election.

(5)
This column is made up of the value of additional share units earned by directors in 2019 (RSUs and/or DSUs as applicable) corresponding to dividends being declared on Common Shares during 2019. See “Share-Based Awards – Restricted Share Unit Plan for Directors” and “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs, the value of dividend equivalent additional RSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the 15 trading days prior to the day that such units were credited. No perquisites were paid in 2019.

(6)	Mr. Aitken is not standing for re-election at the Meeting.

(7)	Mr. Arnell's Annual Retainer in 2019 includes a Chair succession fee of $10,000 for the period commencing January 1, 2019 and ending on the date he was appointed Chair of the Board in April 2019.

(8)	Messrs. Balloch and Hamilton retired as directors in April 2019.

(9)	Mr. Dobson was elected and Mr. Rodgers was appointed as a director during 2019 and therefore were not eligible to receive share-based awards in 2019.

(10)
Mr. Floren is President & CEO of the Company and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” for information on Mr. Floren’s compensation in 2019.

Directors’ Outstanding Share-Based Awards
The following table shows the number of share-based awards held by each director as at December 31, 2019. Directors do not receive option-based awards.

	Outstanding Share-Based Awards as at December 31, 2019
Director	Shares or Units of Shares that Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards that Have Not Vested(1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)
Bruce Aitken(3)	—	—	—
Douglas Arnell	—	—	285,905
Howard Balloch(4)	—	—	—
James Bertram	—	—	98,444
Phillip Cook	3,862	193,679	—
Paul Dobson(5)	—	—	—
John Floren(6)
Thomas Hamilton(4)	—	—	—
Maureen Howe	—	—	98,444
Robert Kostelnik	3,862	193,679	—
Janice Rennie	—	—	676,724
Kevin Rodgers(5)	—	—	—
Margaret Walker	3,862	193,679	—
Benita Warmbold	—	—	285,905

(1)
These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2019 and include dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2019, being $50.15.

(2)
This column reflects the value of vested DSUs received as their annual share-based award (“Annual DSUs”) held by each director as at December 31, 2019, and includes dividend equivalent Annual DSUs credited since the date of the original Annual DSU grants. The value of the Annual DSUs is calculated by multiplying the number of Annual DSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2019, being $50.15.

(3)	Mr. Aitken is not standing for re-election at the Meeting.

(4)
Messrs. Balloch and Hamilton retired as directors in April 2019. Following their retirement, Mr. Balloch redeemed all of his outstanding DSUs (61,479 DSUs) and the 9,966 RSUs held by Mr. Hamilton, vested and were paid out under the terms of the RSU Plan. Mr. Balloch did not hold any RSUs on his retirement and Mr. Hamilton did not hold any DSUs on his retirement.

(5)	Mr. Dobson was elected and Mr. Rodgers was appointed as a director during 2019 and therefore were not eligible to receive share-based awards in 2019.

(6)	Mr. Floren was President & CEO during 2019 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” for information on Mr. Floren’s compensation in 2019.

The following table shows the total number and value of DSUs, including both DSUs received in lieu of fees and received as annual share-based awards (“Outstanding DSUs”), held by each director as at December 31, 2019 and includes dividend equivalent Outstanding DSUs credited since the date of the original Outstanding DSU grants. The value is calculated by multiplying the number of Outstanding DSUs by the closing price of the Common Shares on the TSX on December 31, 2019, being $50.15. The actual amount paid to a director on settlement of Outstanding DSUs depends on the valuation date chosen by the director. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more detailed information regarding the DSU Plan and the valuation date that directors may choose.

Director	Number of Outstanding DSUs as at Dec 31, 2019 (#)	Value of Outstanding DSUs as at Dec. 31, 2019 ($)
Bruce Aitken(1)	—	—
Douglas Arnell	12,563	630,034
Howard Balloch(2)	—	—
James Bertram	4,003	200,750
Phillip Cook	—	—
Paul Dobson(3)	—	—
John Floren(4)
Thomas Hamilton(2)	—	—
Maureen Howe	3,074	154,161
Robert Kostelnik	—	—
Janice Rennie	13,494	676,724
Kevin Rodgers(3)	—	—
Margaret Walker	—	—
Benita Warmbold	7,657	383,999

(1)	Mr. Aitken is not standing for re-election at the Meeting.

(2)
Messrs. Balloch and Hamilton retired as directors in April 2019. Following his retirement, Mr. Balloch redeemed all of his outstanding DSUs (61,479 DSUs). Mr. Hamilton did not hold any DSUs on his retirement.

(3)	Mr. Dobson was elected and Mr. Rodgers was appointed as a director during 2019 and therefore were not eligible to receive share-based awards in 2019.

(4)	Mr. Floren was President & CEO during 2019 and therefore did not receive any compensation as a director. See "Statement of Executive Compensation" for information on Mr. Floren's compensation in 2019.

Directors’ Share-Based Awards – Value Vested during the Year
The following table shows the aggregate dollar value realized by each director upon vesting of share-based awards during 2019. Directors do not receive stock options and do not receive any non-equity incentive plan compensation.

	Share-Based Awards – Value Vested during the Year
	Number Vested during 2019 (#)					Value Vested during 2019 ($)
	RSUs(1)	DSUs(2)			Total	RSUs(3)	DSUs(2)			Total
Director	Share-Based Award	Granted in Lieu of Fees(4)	Share-Based Award(5)	Dividend Equivalents(6)		Share-Based Award	Granted in Lieu of Fees(4)	Share-Based Award(5)	Dividend Equivalents(6)
Bruce Aitken(7)	—	—	—	—	—	—	—	—	—	—
Douglas Arnell	—	3,448	1,900	340	5,688	—	193,334	147,117	18,716	359,167
Howard Balloch(8)	—	—	—	287	287	—	—	—	21,783	21,783
James Bertram	—	2,013	1,900	90	4,003	—	113,500	147,117	4,873	265,490
Phillip Cook	1,820	—	—	—	1,820	93,710	—	—	—	93,710
Paul Dobson(9)	—	—	—	—	—	—	—	—	—	—
John Floren(10)
Thomas Hamilton(11)	9,966	—	—	—	9,966	779,591	—	—	—	779,591
Maureen Howe	—	1,096	1,900	78	3,074	—	61,750	147,117	4,265	213,132
Robert Kostelnik	1,820	—	—	—	1,820	93,710	—	—	—	93,710
Janice Rennie	—	—	—	439	439	—	—	—	24,519	24,519
Kevin Rodgers(9)	—	—	—	—	—	—	—	—	—	—
Margaret Walker	1,820	—	—	—	1,820	93,710	—	—	—	93,710
Benita Warmbold	—	—	1,900	249	2,149	—	—	147,117	13,905	161,022

(1)
Except in the case of Mr. Hamilton (see footnote (11)), this column represents RSUs that were awarded in 2017 and vested on December 1, 2019, together with dividend equivalent RSUs credited in respect thereof. See “Share-Based Awards – Restricted Share Unit Plan for Directors” for more information.

(2)
DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual cash retainer and other fees as DSUs. Directors may also elect to receive their share-based award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information.

(3)
Except in the case of Mr. Hamilton (see footnote (11)), the value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2019, calculated in accordance with the terms of the RSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $51.47.

(4)
These columns reflect the number and value of DSUs received in lieu of fees earned in 2019, as elected by non-management directors. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one-quarter of the annual fees elected to be received as DSUs by the average closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter. In 2019, Messrs. Arnell and Bertram elected to receive 100% of their cash retainers as DSUs and thus the value of DSUs granted to Messrs. Arnell and Bertram in lieu of fees is equal to their total fees earned (including Special Committee fees) as noted in the Directors' Total Compensation table on page 31. In 2019, Ms. Howe elected to receive 50% of her cash retainer as DSUs and thus the value of DSUs granted to Ms. Howe in lieu of fees is equal to half the value of her total fees earned (including Special Committee fees) as noted in the Directors' Total Compensation table on page 31.

(5)
These columns reflect the number and value of DSUs granted to directors in 2019 as share-based awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs awarded in 2019 by the closing price of the Common Shares on the TSX on March 7, 2019, the day before such share units were granted, being $77.43. Directors can elect to receive their share-based award as RSUs or DSUs, or the cash equivalent. See “Share-Based Awards—Restricted Share Unit Plan for Directors” for more information.

(6)
These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs in 2019, and the value is calculated by multiplying the number of such additional DSUs by the closing price of the Common Shares on the TSX on the day that such DSUs were credited.

(7)	Mr. Aitken is not standing for re-election at the Meeting.

(8)	Mr. Balloch retired as a director in April 2019.

(9)	Mr. Dobson was elected and Mr. Rodgers was appointed as a director during 2019 and therefore were not eligible to receive share-based awards in 2019.

(10)	Mr. Floren was President & CEO during 2019 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” for information on Mr. Floren’s compensation in 2019.

(11)
Mr. Hamilton retired as a director in April 2019 and the number and value of RSUs in this table represents his outstanding RSUs which vested on his retirement date and were paid out in accordance with the terms of the RSU Plan. See "Share-Based Awards - Restricted Share Unit Plan for Directors" for more information.

Directors’ Share Ownership Requirements
The Company has share ownership requirements for directors to promote shareholder alignment. Since September 2017, each non-management director is required to own Common Shares having a value equal to at least 3 times their total retainer, which includes both the cash and equity components of the retainer. Ownership requirements are measured in March of each year. In the event a share price change results in a director falling below the minimum shareholding requirement, such director has one year from the date of measurement to meet the requirement. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership requirements. Directors have five years from the date of their appointment to meet their share ownership requirement and a new Chair of the Board has five years from the date of their appointment as Chair to meet their increased share ownership requirement.
The following table shows, among other things, the number of Common Shares, RSUs and DSUs held by each director as at March 5, 2020 compared to the number of Common Shares, RSUs and DSUs held as at March 8, 2019 and the percentage of the requirement achieved for each director based on their holdings as at March 5, 2020.

Director	Director Since	As At	Common Shares Held(1) (#)	Share Units Held (#)		Total Common Shares and Share Units Held (#)	Total At-Risk Value of Common Shares and Share Units(2) ($)	Value of Common Shares and Share Units Required to Meet Requirement(3) ($)	Percentage of Requirement Achieved (%)	Amount at Risk as a Multiple of Annual Retainer	Meets Requirement
				RSUs	DSUs
Bruce Aitken(4)	Jul-04	Mar 5, 2020	100,189	—	—	100,189	4,606,690	720,000	640	48.0	Yes
		Mar 8, 2019	100,189	—	—	100,189	7,284,742
		Change	—	—	—	—	-2,678,052
Douglas Arnell(5)	Oct-16	Mar 5, 2020	4,055	—	18,663	22,718	1,044,574	1,290,000	81	6.1	No(6)
		Mar 8, 2019	2,120	—	8,775	10,895	792,175
		Change	+1,935	—	+9,888	+11,823	+252,399
James Bertram	Oct-18	Mar 5, 2020	12,650	—	7,403	20,053	922,037	720,000	128	9.6	Yes
		Mar 8, 2019	2,600	—	1,900	4,500	327,195
		Change	+10,050	—	+5,503	+15,553	+594,842
Phillip Cook	May-06	Mar 5, 2020	25,000	7,262	—	32,262	1,483,407	720,000	206	15.5	Yes
		Mar 8, 2019	25,000	5,517	—	30,517	2,218,891
		Change	—	+1,745	—	+1,745	-735,484
Paul Dobson	Apr-19	Mar 5, 2020	3,000	3,400	—	6,400	294,272	720,000	41	3.1	No(6)
John Floren(7)	Jan-13
Maureen Howe	Jun-18	Mar 5, 2020	10,000	—	6,474	16,474	757,475	720,000	105	7.9	Yes
		Mar 8, 2019	10,000	—	1,900	11,900	865,249
		Change	—	—	+4,574	+4,574	-107,774
Robert Kostelnik	Sep-08	Mar 5, 2020	27,000	7,262	—	34,262	1,575,367	720,000	219	16.4	Yes
		Mar 8, 2019	21,000	5,517	—	26,517	1,928,051
		Change	+6,000	+1,745	—	+7,745	-352,684
Janice Rennie	May-06	Mar 5, 2020	3,000	—	13,494	16,494	758,394	720,000	105	7.9	Yes
		Mar 8, 2019	3,000	—	13,055	16,055	1,167,359
		Change	—	—	+439	+439	-408,965
Kevin Rodgers	Jul-19	Mar 5, 2020	6,000	—	3,400	9,400	432,212	720,000	60	4.5	No(6)
Margaret Walker	Apr-15	Mar 5, 2020	9,500	7,262	—	16,762	770,717	720,000	107	8.0	Yes
		Mar 8, 2019	4,576	5,517	—	10,093	733,862
		Change	+4,924	+1,745	—	+6,669	+36,855
Benita Warmbold	Feb-16	Mar 5, 2020	6,000	—	11,057	17,057	784,281	720,000	109	8.2	Yes
		Mar 8, 2019	6,000	—	7,408	13,408	974,896
		Change	—	—	+3,649	+3,649	-190,615

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by each director.

(2)
For 2020, this value is calculated using $45.98 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 5, 2020. For 2019, this value is calculated using $72.71 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 8, 2019.

(3)
Director share ownership requirements state that non-management directors are to hold Common Shares and/or share units equal to at least three times their total retainer, which includes both the cash and equity components of the retainer.

(4)	Mr. Aitken is not standing for re-election at the Meeting.

(5)	Mr. Arnell is Chair of the Board and his share ownership requirement is $1,290,000 being three times his total retainer of $430,000.

(6)
Directors have five years from the date of their appointment to meet director share ownership requirements. A new Chair of the Board has five years from the date of their appointment as Chair to meet their increased share ownership requirement.

(7)
Mr. Floren is President & CEO and therefore does not receive any compensation as a director. See “Share Ownership Requirements” for information regarding Mr. Floren’s holdings and ownership requirements.

Ownership of Equity Holdings and Vested DSUs
The following table shows the number of Common Shares and vested DSUs and the accumulated value of such Common Shares and vested DSUs, held by each director as at March 5, 2020. The value of unvested share units is not included in this table.

Director	Common Shares Held(1) (#)	DSUs Held(2) (#)	Total Common Shares and DSUs Held (#)	Accumulated Value(3) ($)
Bruce Aitken(4)	100,189	—	100,189	3,921,397
Douglas Arnell	4,055	18,663	22,718	889,183
James Bertram	12,650	7,403	20,053	784,874
Phillip Cook	25,000	—	25,000	978,500
Paul Dobson	3,000	—	3,000	117,420
John Floren	124,632	—	124,632	4,878,096
Maureen Howe	10,000	6,474	16,474	644,792
Robert Kostelnik	27,000	—	27,000	1,056,780
Janice Rennie	3,000	13,494	16,494	645,575
Kevin Rodgers	6,000	3,400	9,400	367,916
Margaret Walker	9,500	—	9,500	371,830
Benita Warmbold	6,000	11,057	17,057	667,611

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by each director.

(2)
DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual cash retainer and other fees as DSUs. Directors may also elect to receive their share-based award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information.

(3)	For the purpose of this table, this value is calculated using $39.14 per share, being the closing price on the TSX on March 4, 2020, being the date before the date of this Information Circular.

(4)	Mr. Aitken is not standing for re-election at the Meeting.

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,
Compensation Highlights
We are pleased to share with you our approach to executive compensation. In 2019, the Company’s annual “Say on Pay” advisory vote once again received strong support, with 95.6% of the votes in favour of the Company’s disciplined approach.
Methanex's primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to customers. In a capital-intensive, cyclical business, we achieve this goal through our simple and clearly defined strategy: global leadership, low cost and operational excellence.
Our executive compensation programs are designed to align pay with both performance and the interests of shareholders. We use two financial performance measures to create this alignment: modified return on capital employed, which measures the quality of returns from investing in large capital assets, and total shareholder return, a measure of share price appreciation and reinvestment of dividends paid over the year.
Over 83% of the President & CEO’s target compensation and approximately 70% of the other Named Executive Officers’ target compensation is at risk and linked to the achievement of a combination of these corporate (financial) as well as individual (strategic and operational) performance goals.
2019 Performance Highlights
In 2019, the Company delivered excellent operational results and produced a record 7.6 million tonnes of methanol. However, Methanex operates in a cyclical, capital-intensive industry and its financial results were impacted by a lower average realized methanol price in 2019 compared to 2018.
The Company’s modified return on capital employed in 2019 - the measure of corporate performance under the short-term incentive plan - was 4.1%, which was below the target of 12%. As a result, the corporate performance factor for determining the 70% of the short-term incentive award for 2019 was 34% versus a target of 100%. This result closely aligns with the Company's lower financial results in 2019.
2019 CEO Compensation
In 2019, President & CEO John Floren's total target compensation was $7.7 million, compared to $8.9 million in 2018. Total target compensation includes base salary and both short- and long-term incentive awards.

•
Base salary: The Board increased Mr. Floren’s base salary by 5% in 2019 to reflect his significant experience in the CEO role and strong performance and to align with projected salary increases within the Company's executive compensation comparator group. Mr. Floren's base salary increased by 16% in 2018 and 8% in 2017 to reflect his strong performance and maintain competitiveness with the market.

•
Short-term incentive award: In 2019, Mr. Floren's short-term incentive target was 120% of base salary and he was awarded a short-term incentive award of $1,035,000 at 69% of target, significantly lower than his 2018 award of $2,770,000 at 194% of target. Mr. Floren’s short-term incentive award primarily reflects the Company's lower financial results in 2019 while acknowledging his individual performance.

•
Long-term incentive award: Mr. Floren received a long-term incentive award grant with a target value of $4.3 million in 2019, made up of 50% performance share units and 50% tandem stock appreciation rights. The target value of Mr. Floren’s long-term incentive award remained approximately the same in 2019 compared to 2018. However, the ultimate value of the 2019 award is tied to Methanex's share price appreciation, total shareholder return and return on capital employed.

We believe the compensation awarded to Mr. Floren in 2019 appropriately reflects the Company's financial results in 2019 and is aligned with shareholders.

Conclusion
The Human Resources Committee and the Board are confident that our executive compensation practices continue to demonstrate a link between pay and long-term shareholder value.

Douglas Arnell Chair of the Board	Janice Rennie Chair, Human Resources Committee

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

All amounts in this section “Executive Compensation Discussion and Analysis” are in Canadian dollars except where otherwise noted.

Objectives and Design of the Executive Compensation Program
We are committed to operational excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. As such, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performing executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

To achieve this objective, our executive compensation program is based on the following principles:

•
Alignment with shareholder interests. Our performance-based incentive plans align the interests of executives with shareholders and the total compensation earned by the NEOs (as defined below), including the realized and unrealized value of previously granted long-term incentive awards, aligns with cumulative total shareholder return over time.

•
Pay-for-performance. We believe in pay-for-performance. Accordingly, approximately 83% of the President & CEO’s target compensation and 70% of other NEO's target compensation is at risk and linked to a combination of individual and corporate performance goals, share price performance, relative compounded total shareholder return and return on capital employed.

•
Effective risk management. Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value.

•
Pay competitively. Our executive compensation program is designed to be competitive with the 50th percentile of a comparator group of North American-based chemical, mining and oil and gas companies with global operations in order to attract, retain and engage high-quality executive talent.

Executive compensation at the Company includes base salary, short-term incentives, long-term incentives and indirect compensation, including benefits, perquisites and pensions, as described in more detail in the table below.

Element	Description
Base Salary	Fixed compensation intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties.
Short-Term Incentive Plan
Variable compensation designed to recognize and reward the achievement of strategic performance goals with an annual cash reward. Amounts are based on an assessment of corporate financial performance (modified return on capital employed) and individual performance over the year.

Long-Term Incentive Plan
Variable compensation designed to retain talented executives, reward them for their contribution to the long-term success of the Company and align their interests with shareholders. Consists of PSUs that deliver value based on a combination of relative compounded total shareholder return and three-year average return on capital employed and stock options/SARs/TSARs that deliver value based on the Company's share price performance over varying periods of time.

Indirect Compensation
Fixed compensation intended to support the health, wellness and financial well-being of executives and their families. Executives are provided a single, fixed amount, taxable perquisite allowance. Executives participate in group benefit and registered defined contribution retirement programs on the same terms as other employees (except one, Mr. Henderson, who is a grandfathered participant in a closed defined benefit retirement plan). Executives also participate in a supplemental retirement plan due to Canadian tax limits.

The Executive Compensation Discussion and Analysis describes our approach to compensation for the Company's President & CEO, Chief Financial Officer and its three other executive officers who had the highest total compensation during 2019 (collectively the "Named Executive Officers" or "NEOs").

Named Executive Officer	Office Held	Principal Occupations and Positions During Last Five Years
John Floren	President & CEO	President & CEO since January 1, 2013.
Ian Cameron	Senior Vice President, Finance & Chief Financial Officer	Senior Vice President, Finance & Chief Financial Officer since January 1, 2003.
Vanessa James	Senior Vice President, Global Marketing & Logistics	Senior Vice President, Global Marketing & Logistics since January 1, 2013.
Mike Herz	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development since January 1, 2013.
Kevin Henderson	Senior Vice President, Manufacturing	Senior Vice President, Manufacturing since May 2016. Prior thereto was Vice President, Manufacturing, North America since January 1, 2014.
Compensation Policies and Practices Risk Review
The mandate of the Human Resources Committee requires an annual review of the Company’s compensation policies and practices to confirm they align with the Company’s risk management principles, do not encourage inappropriate or excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In its deliberations, the Human Resources Committee considered, among other things, the following key features of such policies and practices:
Program Structure

•	Our short-term incentive and PSU awards have maximum limits, based on pre-defined plan provisions and the calculation formula;

•
There is a proportionately greater award opportunity derived from the long-term, equity-based incentive plan compared to the short-term incentive plan, creating a greater focus on sustained performance over time;

•
The application of a modified return on capital employed ("ROCE" - as defined below) metric that aligns employees with the balanced objectives of increasing revenues, reducing costs and managing net assets is a significant component of the short-term incentive award;

•
We use two distinct long-term incentive vehicles - PSUs and stock options/SARs/TSARs - that vest over a number of years, thereby providing strong incentives for sustained operational and financial performance; and

•
Our long-term incentive plan awards are made annually and have overlapping vesting and performance periods, such that at any one time, multiple potential awards are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance and maintaining executives' exposure to the risks of their decisions in the long-term.

Share Ownership Requirements
We believe in the importance of our management team owning Common Shares to more fully align management with shareholder interests. We have significant share ownership requirements for all executive officers and share ownership guidelines for all management employees eligible to receive long-term incentives, which are monitored annually by the Human Resources Committee.

Committee Discretion

•
The Human Resources Committee and Board have discretion to adjust payouts under both the short-term incentive plan and the long-term incentive plan to reflect the core operating performance of the business and the level and type of risk taken to achieve results; and

•
The incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the short-term incentive calculation enables the Human Resources Committee to direct a zero payout to any executive in any year if the individual executive did not perform well or engaged in activities that pose a financial, operational or other undue risk to the Company.

Recoupment Policy
The Company’s Recoupment Policy applies to all employees, officers and directors. If the Board determines that, as a result of any gross negligence, fraud or other illegal behaviour: (1) the Company has had to restate its financial results; or (2) there is a determination that metrics used and which formed the basis of any employee incentive compensation were not in fact achieved, then the Board, in its sole discretion, can take such action as it deems to be in the best interests of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions that it may take, the Board may, to the fullest extent permitted by law, seek to recover or require reimbursement of incentive performance and equity awards under any plan providing for incentive compensation, equity compensation or performance-based compensation. Recovery or reimbursement may include recoupment of money or shares, immediate forfeiture of unvested awards and cancellation of outstanding vested awards and may also apply to profits that may have been realized from the sale of securities.

Hedging Policy

The Company’s Confidential Information and Trading in Securities Policy provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders, which include all of the Company’s executive officers and directors, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Common Shares or equity based incentive awards that they hold. Insiders are also prohibited from short selling the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.
Succession Planning and Leadership Development
Developing talent is a strategic priority for the organization. In order to support our business strategy, we need a strong bench of internal candidates for every key leadership position. We have a robust succession and talent management program designed to build and preserve organizational capability and to minimize succession risk through the proactive identification, assessment and development of talent at all leadership levels, including the executive level, within the organization. The executive team discusses organizational talent on a regular basis and also conducts an in-depth talent review session each year where members of the global management team and other key talent from all levels in the organization are discussed and assessed. Development plans are put in place and tracked for all key talent and succession candidates from year-to-year.
We offer an integrated suite of customized global leadership development programs for all levels of leaders in the organization. The programs focus on the development of our core leadership competencies, which include developing management skills and building business acumen, global business knowledge and cross-cultural agility. These programs range in length from customized two-day workshops for our frontline leaders to cohort style programs for senior leaders delivered over an eight-month period. In addition to formal leadership development programs, we offer a custom coaching program targeted at key talent to further accelerate their growth and development. We also support meaningful and varied on-the-job experiences and assignments to optimize both business performance and individual development. Every year, the Human Resources Committee reviews the progress made in developing current and future leaders through the succession and talent management program and leadership development programs, with particular focus on the executive officers and potential successors to executive officer roles. Management also conducts a talent management session with the Board annually, which includes a review of the development plans of all potential succession candidates for executive roles. The Human Resources Committee and the Board are satisfied that well-qualified internal candidates exist or are being developed for all executive positions, including the President & CEO position.

Process for Determining Executive Compensation

The Human Resources Committee is responsible for compensation matters with respect to executive officers, including the NEOs. The Human Resources Committee consists of six members (Ms. Rennie, Mr. Bertram, Mr. Cook, Mr. Kostelnik, Mr. Rodgers and Ms. Walker), all of whom are independent directors. None of the members of the Human Resources Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries; has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.
In 2019, all of the Human Resources Committee members had direct experience with executive compensation through their previous executive positions and/or their service on human resources/compensation committees at other organizations. In their executive positions, members participated in compensation, benefits and related decisions; implemented or evaluated the design of the company’s executive compensation programs; and gained experience in other areas of human resources, such as talent management, succession planning, performance management and performance-based compensation. In addition, the Human Resources Committee receives an annual report from Meridian Compensation Partners ("Meridian") reviewing the Company's compensation programs and providing information on recent trends, regulatory changes and key issues regarding executive compensation and compensation governance and how they relate to the Company.
Committee Members

•
Ms. Rennie became Chair of the Human Resources Committee as of April 25, 2019 after previously serving as Chair from April 2017 to December 2017. She was a member of the People and Compensation Committee at WestJet from 2011 until 2019 and has been a member of the Compensation Committee at West Fraser Timber since 2012. She was Senior Vice President, Human Resources & Organizational Effectiveness at EPCOR Utilities Inc. ("EPCOR") between 2004 and 2005, was a member and Chair of the Compensation Committee at Teck Resources from 2008 to 2015 and a member of the Corporate Governance, Compensation and Nominating Committee at Capital Power between 2009 and 2012. Ms. Rennie is currently the Chair of the Board of EPCOR.

•
Mr. Bertram was Chief Executive Officer of Keyera Corporation from 1998 until his retirement in 2014. Keyera is a publicly-traded, midstream oil and gas operator. In his role at Keyera, he had extensive experience in compensation and governance matters. Mr. Bertam is Chair of the Board of Keyera Corporation and also serves as a director of Emera Energy as a member of its Management Resources and Compensation Committee, which oversees executive compensation matters.

•
Mr. Cook held a number of executive management positions during his 37 years at Dow Chemical. From 2003 to 2006, he managed a portfolio that included about one-third of Dow's businesses with over 10,000 employees on six continents. He was involved at an executive level with various human resources issues for these businesses, including compensation, workforce planning, employee development and talent management.

•
Mr. Kostelnik has been a principal in GlenRock Recovery Partners, LLC since February 2012. GlenRock Recovery Partners facilitates the sale of non-fungible hydrocarbons in the United States. Prior to this, he was President & Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011. Mr. Kostelnik held a number of senior positions during his 16 years with Petroleum Corporation ("CITGO"), including VP, Health, Safety and Environmental, VP, Shared Services (Human Resources, Information Technology and Procurement) and VP, Refining, which he held from July 2006 until his retirement in 2007. In his role as VP, Shared Services, he was responsible for all human resources activities for the 4,300 employees of CITGO. As VP, Refining, he was responsible for the performance, development and well being of 2,700 direct employees.

•
Mr. Rodgers was Managing Director and Global Head of Foreign Exchange at Deutsche Bank in London (UK) from 2012 to June 2014. After joining the bank in 1999 (following nine years at Merrill Lynch and Bankers Trust), he also held many other senior leadership roles within foreign exchange and commodities at Deutsche Bank including Global Head of Foreign Exchange Trading and Global Head of Energy Trading, among others. As part of his duties, he was responsible for chairing the annual compensation committees for the businesses he managed. Towards the end of his career, he was a member of the compensation committee for the bank's entire Fixed Income business - a unit that employed thousands of investment banking professionals. Following his retirement from Deutsche Bank, he was a Partner and Senior Advisor at Cumulus Asset Management.

•
Ms. Walker was the Vice President, Engineering & Technology for Dow Chemical between 2004 and 2010. Prior to that role, Ms. Walker held other senior positions with Dow Chemical and served on various management committees related to human resources programs.

As part of its mandate, the Human Resources Committee annually reviews and recommends to the Board for approval the remuneration of the Company’s executive officers. The Human Resources Committee periodically reviews the levels of compensation for executive officers and obtains advice from independent consultants in that regard. A thorough competitive assessment was conducted by Willis Towers Watson in July 2019, with the previous assessment in June 2017. The competitive assessment was based on our comparator group of companies (see below). The Human Resources Committee relied on updated data from Willis Towers Watson to inform their decisions related to 2019 NEO compensation.
The Human Resources Committee also obtains the advice and recommendations of the CEO with respect to compensation matters pertaining to the Company’s other executive officers. Willis Towers Watson and Meridian, from time to time, are retained to advise the Human Resources Committee on specific executive compensation matters raised by the Committee. However, the Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by compensation advisors. Both the Human Resources Committee and the Board have the ability to exercise discretion in awarding compensation.

Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation of organizations in a comparator group of companies. The Human Resources Committee reviews the comparator group used to establish total compensation for executive officers and monitors the status of comparator companies on a regular basis with respect to mergers and/or acquisitions with any changes typically reflected in the year they take effect.

Given that the Company has no publicly traded peers in the methanol industry only, nor are there any Canadian companies in the chemicals industry of comparable size and complexity operating global operations with the need to draw on a global talent pool, the comparator group is comprised of North American-based companies in the chemicals, mining and oil and gas industries with global operations, and, where possible, that operate in a commodity-based or cyclical business. Due to the changing composition of the comparator group of companies since the last review in 2013, Willis Towers Watson conducted a review of the comparator group in 2018. The review assessed the status of comparator companies taking into consideration share price dynamics, industry and comparative size. The comparator companies ranged from half to two times the Company's size, with the Company's size positioned at around the median of the group. As a result of this review, the Human Resources Committee approved a new comparator group for 2019.The new comparator group includes the following 20 companies:

Agnico Eagle Mines Limited* Albemarle Corporation Ashland Global Holdings Inc. Baytex Energy Corporation* Cabot Corporation Celanese Corporation Centerra Gold* * denotes Canadian companies	FMC Corporation H.B. Fuller Company IAMGOLD Corporation* International Flavors & Fragrances Inc. Kinross Gold Corporation* Lundin Mining Corporation* Olin Corporation	PolyOne Corporation RPM International Inc. The Chemours Corporation Vermillion Energy Inc.* Westlake Chemical Corporation Yamana Gold Inc.*

Compensation Consultants
The Chair of the Human Resources Committee approves the scope of all executive compensation work by independent consultants. The Human Resources Committee also has the responsibility under its mandate to consider independence factors before selecting such advisors.
The Human Resources Committee has retained Willis Towers Watson as independent advisors. Willis Towers Watson’s mandate for executive compensation in 2019 included two items:

1.
A biennial review, using the updated comparator group, of benchmark compensation data for the CEO and other executive officers, and recommendations with respect to compensation levels for the covered executives; and

2.	General executive compensation assistance.

Other services that Willis Towers Watson provides to the management of the Company include ongoing consulting and third-party administration services for executive supplemental retirement plans and employee pension plans and occasional non-executive compensation data and assistance. The Human Resources Committee and the Board are aware of, but do not pre-approve, these non-executive services requested by management. Willis Towers Watson’s written mandate to the Human Resources Committee outlines its role and terms of reference as the independent consultant to the Human Resources Committee. This includes confirmation that Willis Towers Watson has well-established safeguards to maintain the independence of its executive compensation consultants, which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest.
During 2019, the Human Resources Committee also retained Meridian to provide an update at its July meeting. The update reviewed the Company's compensation programs and provided information on recent trends related to executive compensation in North America, particularly with regard to compensation governance oversight, issues and processes. Meridian provides consulting services only to the Human Resources Committee and only with respect to executive compensation, with approximate fees to the Company during 2019 of $23,200 and during 2018 of $31,300.
Total fees paid to Meridian and Willis Towers Watson over the past two years are listed in the table below.

		All Other Fees
Year	Executive Compensation Related Fees ($)	Consulting and Third Party Administration Service Fees for Employee Pension Plans ($)	Consulting and Third-Party Administration Services Fees for Executive Supplemental Retirement Plans ($)	Non-Executive Compensation Related Fees ($)	Total All Other Fees ($)	Total Fees ($)
2019	157,927	129,761	50,872	-	180,633	338,560
2018	168,527	75,678	32,310	-	107,988	276,515

Elements of Executive Compensation

All amounts in this section “Elements of Executive Compensation” are in Canadian dollars except where otherwise noted.
The 2019 target executive compensation mix is illustrated in the table below.

		At Risk Payouts
	Base Salary	Short-Term Incentive Award	Stock Options/SARs/TSARs	PSUs	Total Compensation "At Risk"
CEO	17%	20%	31.5%	31.5%	83%
All Other NEOs	30%	20%	25%	25%	70%
All of the elements of executive compensation are summarized in the following table and described in more detail below.

Total Direct Compensation				Indirect Compensation
Base Salary	Short-Term Incentive Award	Long-Term Incentives	+	Benefits	Retirement Plans
Pay for role and capability	Pay for achievement of annual strategic performance goals	Pay for future performance and retention		Investment in employee health and well-being as well as perquisites	Investment in financial security after retirement
	“At-Risk” Payouts	“At-Risk” Payouts

Base Salary
Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a market competitive salary range, targeted to be at the 50th percentile of the comparator group of companies. Initial placement within the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Human Resources Committee may retain an external consultant to assist with this process. The CEO recommends to the Human Resources Committee for its approval the initial placement and annual salary reviews for all other executive officers, including the other NEOs. Over time, base salary can approach and may exceed the median of the salary range based on an executive’s experience, long-term performance and the scope of the executive’s role.
Short-Term Incentive Plan
The Company’s short-term incentive plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The Board has determined that the short-term incentive award should be based on two components – corporate performance and individual performance – and that each component should be quantified and weighted for calculation purposes. The purpose of the corporate performance component is to align the interests of executive officers with an overall corporate performance measure to focus their efforts on achieving annual strategic corporate targets. The purpose of the individual performance component is to recognize each executive officer’s individual contribution to certain annual strategic and operational business activities and initiatives.
The target award percentage is determined by the Board each year. For 2019, the target award was 120% of annual base salary for the CEO, 70% of annual base salary for the SVP, Finance & CFO and 65% of annual base salary for the other three NEOs. The corporate performance component represents 70% of the potential overall award and the individual component represents 30% of the potential overall award. Short-term incentive awards can range from 0% to 200% of the target award based on a combination of individual performance and corporate performance.
a) Corporate Performance Component
The corporate performance component is 70% of the potential overall award for all NEOs. For 2019, as in past years, the Board determined that the corporate performance component should be based on profitability, as measured by the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets ("Modified ROCE”).
The short-term incentive plan provides for the following payout levels based on corporate performance results:

Corporate Performance Level	Corporate Payout Level
Threshold	0%
Target	100%
Maximum	200%
The payout factor for performance between threshold, target and maximum is interpolated on a straight-line basis.

Modified ROCE
The Board has reviewed a number of measures of profitability and has determined that Modified ROCE is a good measure to be used for evaluating corporate performance. Investing in large capital assets designed to run for long periods of time is a core element of our long-term business strategy. Modified ROCE measures the quality of returns to shareholders in a simple way that employees understand.
Each year, management prepares and presents the ROCE calculation at the January meeting of the Audit, Finance and Risk Committee. Subsequent to the Audit, Finance and Risk Committee meeting, the full Board of Directors reviews and approves the ROCE calculation. In 2019, the Board established 12% Modified ROCE as the performance target, with break-even net income as the performance minimum and 18% as the performance maximum. Refer to the “Financial Highlights” section of our 2019 Annual Report for a more detailed definition of Modified ROCE. The Company’s actual Modified ROCE in 2019 was 4.1%, resulting in a payout level of 34%, which means corporate performance was significantly below the target.

•
The Company uses an enduring standard for setting the Modified ROCE target based on achieving a long-term return above the Company’s weighted average cost of capital ("WACC", thus ensuring that a target payout is achieved only when returns exceed the WACC. We believe that this is aligned with long-term shareholder value creation and reflects our shareholders’ long-term performance expectations.

•
The enduring standard we set for Modified ROCE does not take into account anticipated annual changes in commodity prices or broader economic factors, which results in greater variability of payouts. We do not decrease our targets when Modified ROCE is expected to be lower in a given year because methanol prices are lower nor do we raise them when Modified ROCE is expected to be higher in a given year. We believe that our performance standards and payout levels should align with an appropriate level of return for shareholders, regardless of the shorter term economic conditions. This means that payouts will be low when our return is low, even if management has outperformed budget expectations. We believe this aligns the interests of management directly with the interests of our shareholders.

•
The Board reviews the threshold, target and maximum ROCE targets each year to ensure that they remain appropriate, primarily in light of our WACC, historical Modified ROCE results and the ROCE of our peer companies.

•
The Modified ROCE target is set independently of our annual budgeting process, which allows the budget to focus on expected results in the particular conditions, while incentives focus on long-term shareholder value creation.

•
The Board understands we are in a cyclical business and that our shareholders take a longer term view of their share ownership. The use of an enduring standard ensures that management similarly takes a long-term view; they understand that payouts will be low when commodity prices are low, but that if they remain with the Company over the long-term, their annual incentives will likely average out to approximately target.

Over the last ten years, we have paid out below target five times, at target once, and above target four times, with Modified ROCE and payouts as follows:

Year	Modified ROCE	Corporate Payout Level(1)
2010	8%	47%
2011	14%	149%
2012	12%	100%
2013	23%	200%
2014	16%	154%
2015	6%	48%
2016	0.4%	3%
2017	12.9%	99%
2018	18.5%	192%
2019	4.1%	34%

(1)
Up to and including 2011, the corporate performance component accounted for 60% of the potential overall award (40% based on Modified ROCE performance and 20% based on other strategic financial or operational measures). Since 2012, Modified ROCE performance has been the singular corporate performance measure. Since 2014, the corporate performance component has accounted for 70% of the potential overall award for all NEOs.

b) Individual Performance Component
The individual performance component is weighted at 30% of the potential overall award for all NEOs. All of our employees, including each of our executive officers, set annual individual performance goals that are aligned with the Company’s overall strategic goals, including goals related to our environmental, health and safety performance. The individual performance goals are designed to be challenging yet attainable. The annual individual performance goals of the CEO are approved by the Board and the CEO approves the annual individual performance goals for the Company’s executive officers, including the other NEOs.
The Human Resources Committee assigns the CEO’s individual performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their individual performance ratings and such ratings are reviewed by the Human Resources Committee and approved by the Board. The individual performance component of the short-term incentive award is based on a number of measures for each executive, as summarized below.

John Floren, President & CEO

Under Mr. Floren’s leadership during 2019, the Company produced a record 7.6 million tonnes of methanol resulting from low-cost investments made over the last few years to substantially increase production capabilities. Mr. Floren and his team completed work necessary to support the Board to reach a positive final investment decision for the Geismar 3 project, which will help the Company maintain its global leadership position and significantly enhance the Company's asset portfolio with additional low-cost production. In addition, the Company successfully secured approximately 25% of its gas requirements for its Chile operations and made significant progress on its low cost Geismar 1 and 2 debottlenecking project to increase production capacity. Finally, the Company improved its health and safety performance compared to 2018 and experienced zero environmental incidents.
Based on corporate and individual performance achieved in 2019, the Board awarded the CEO a short-term incentive award. The Human Resources Committee and Board considered his overall individual performance for 2019, which exceeded expectations, and assigned him an individual performance rating of 150%, which was approved at the March 5, 2020 Board meeting. The calculation of the short-term incentive award for the CEO is detailed in the table below.

Named Executive Officer	Corporate Performance Assessment (a)	Corporate Performance Weighting (b)	Individual Performance Assessment (c)	Individual Performance Weighting (d)	Overall Performance Result (a×b) + (c×d)	Short-Term Incentive Award Calculation(1) ($)
John Floren	34%	70%	150%	30%	69%	1,249,500 x 120% x 69% = $1,035,000

(1)	The short-term incentive award calculation is (base salary at December 31, 2019) × (short-term incentive target percentage) × (overall performance result), rounded to the nearest thousand dollars.

Ian Cameron, Senior Vice President, Finance & Chief Financial Officer

Mr. Cameron is responsible for the global finance function and has executive oversight of our manufacturing operations in Trinidad. In 2019, Mr. Cameron and his finance team demonstrated strong financial management in a lower methanol price environment, completed a successful bond refinancing and structured a robust and flexible financing plan for the Geismar 3 project. Mr. Cameron and his team in Trinidad delivered excellent production reliability results.
Vanessa James, Senior Vice President, Global Marketing & Logistics
Ms. James is responsible for global marketing and logistics activities and has executive oversight of our manufacturing operations in New Zealand. Together with her team, Ms. James managed the Company's global supply chain effectively and, in particular, enabled us to consistently deliver a secure, reliable supply for customers despite the four-month Egypt plant outage. The marketing and logistics team delivered excellent Responsible Care and product stewardship performance across the function.
Mike Herz, Senior Vice President, Corporate Development
Mr. Herz is responsible for all corporate development and new project activities and has executive oversight of our manufacturing operations in North America. During 2019, Mr. Herz and his corporate development team led the work that resulted in a positive final investment decision for the Geismar 3 project. The team also made continued progress on the Geismar 1 and 2 debottlenecking projects and provided strong leadership in Responsible Care in Medicine Hat and Geismar.
Kevin Henderson, Senior Vice President, Manufacturing
Mr. Henderson is responsible for all aspects of the global manufacturing function and has executive oversight of our manufacturing operations in Chile. During 2019, Mr. Henderson and his team delivered outstanding production results in Chile and reached an agreement for a long-term natural gas contract to underpin approximately 25% of the Company's production capacity in Chile. Mr. Henderson and his team also contributed to the Company's record annual production results and made excellent progress on safety initiatives globally.
Based on the corporate and individual performance achieved in 2019, the Board awarded each NEO a short-term incentive award. The individual performance results for each of the NEOs exceeded expectations and the CEO assigned performance ratings for each of them in early 2020 that were subsequently reviewed by the Human Resources Committee and approved at the March 5, 2020 Board meeting. The same formula as shown earlier for the CEO is used to calculate incentive payments for the remaining NEOs, with the exception that the target award is 120% of base salary for the CEO, 70% for the Senior VP, Finance & CFO and 65% for the remaining NEOs.

Long-Term Incentive Plan
The Company’s long-term incentive plan is designed to retain talented executives, reward them for their contribution to the long-term successful performance of the Company and align their interests with those of long-term shareholders. All executive officers receive 50% of the value of their long-term incentive awards in PSUs and 50% in stock options/SARs/TSARs. In addition, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of his or her short-term incentive award as deferred share units (DSUs), which are linked to long-term value creation.
The long-term incentive plan was modified in 2010 to replace most stock options with either non-dilutive stand-alone SARs or TSARs. Shareholders approved this amendment to the Stock Option Plan at the 2010 annual general meeting. Due to a potential adverse personal tax impact for employees in some jurisdictions, employees in Belgium and Trinidad continue to receive stock options and employees in Canada receive TSARs. Employees in all other jurisdictions receive stand-alone SARs.
The Company operates within a cyclical industry and there are no publicly traded peer companies that operate in the methanol industry only. The Board is focused on ensuring a strong linkage between pay and actual Company performance and monitors the appropriateness and effectiveness of the plan design (including payout vehicle, target levels, target range and performance measures) on an ongoing basis.
The annual grant of stock options/SARs/TSARs and PSUs is established at the March Board meeting and the grant date is the date of that Board meeting. The number of stock options/SARs/TSARs and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility. All management of the Company who are eligible for annual long-term incentive awards are subject to share ownership requirements or guidelines.
The target award percentage for all NEOs is determined by the Board each year based on competitive market data. For 2019, the target award was 375% of base salary for the CEO, 175% of base salary for the SVP, Finance & CFO and 160% of base salary for all other NEOs.
The 2019 long-term incentive plan has three components: stock options/SARs/TSARs, PSUs and DSUs.
a) Stock Option/SARs/TSARs Plans
Under the stock option/SARs/TSARs plans, executive officers are eligible for grants of Company stock options/SARs/TSARs. Stock options/SARs/TSARs are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the NASDAQ in US dollars on the day before the date of the grant. Stock options/SARs/TSARs expire seven years after their date of grant.
Stock options/SARs/TSARs granted in 2019 represent 0.41% of the total number of outstanding Common Shares of the Company as at December 31, 2019 (0.62% at December 31, 2018 and 0.64% at December 31, 2017). The plans expressly prohibit the re-pricing of stock options or the exchange of underwater stock options for cash or other awards.
As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options/SARs/TSARs and 50% in PSUs. In 2019, Mr. Floren received 110,200 TSARs, Mr. Cameron received 25,900 TSARs, while Ms. James and Mr. Herz each received 19,800 TSARs, and Mr. Henderson received 18,800 TSARs. The table below shows the number of stock options/SARs/TSARs granted in 2019 and 2018 and their ratio to outstanding shares as at December 31, 2019 and 2018, respectively.

	Stock Options/SARs/TSARs Granted in 2019(1) (#)	Number of Stock Options/SARs/TSARs Granted in 2019 as a Percentage of Outstanding Common Shares at Dec. 31, 2019(2) (%)	Stock Options/SARs/TSARs Granted in 2018 (#)	Number of Stock Options/SARs/TSARs Granted in 2018 as a Percentage of Outstanding Common Shares at Dec. 31, 2018(3) (%)
CEO	110,200	0.145	108,000	0.140
NEOs (4 individuals, excluding CEO)	84,300	0.111	81,000	0.105
Other managers (approximately 27 individuals)	117,560	0.154	286,100	0.370
Total	312,060	0.410	475,100	0.615

(1)	In 2019, all NEOS received TSARs since they were Canadian employees.

(2)	The Company had 76,196,080 Common Shares outstanding as at December 31, 2019.

(3)	The Company had 77,263,273 Common Shares outstanding as at December 31, 2018.

b) Performance Share Unit Plan
PSUs are notional shares credited to a “PSU Account.” Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year have a performance period intended to be three years in total and will normally vest on December 31 in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in March 2019 will vest on December 31, 2021 and at the time of vesting, a minimum of 0% to a maximum of 200% of total PSUs granted will vest depending on the Company’s performance against predetermined criteria. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan.
A formal review of the PSU plan design was conducted by Willis Towers Watson in 2018. Performance measures, the retention value of the plan, alignment with emerging governance trends and market best practices were all critically assessed. The review identified several plan design changes intended to enhance plan objectives, namely to help retain talented executives, reward them for their contribution to the long-term successful performance of the Company and align their interests with those of shareholders. These changes were approved by the Human Resources Committee in 2018 and implemented on a prospective basis in 2019. They include:

1.	Broadening the PSU Payout Range to an expanded range of 0% to 200% (previously 25% to 150%);

2.
Replacing the absolute total shareholder return ("TSR") performance measure with relative TSR, which compares the Company's absolute TSR in relation to the S&P Composite 1500 Chemicals Index (with payout capped at target of 100% if the Company's absolute TSR is negative);

3.	Introducing three-year average Modified ROCE as a second PSU performance measure; and
4.    Adopting new PSU performance targets for the relative TSR and ROCE measures referenced above.
PSUs are designed to both focus management efforts on performance while retaining employees in down cycles. Using the two performance measures, relative TSR and ROCE, will better align with shareholder results and maintain a strong line of sight for employees.
For PSUs granted in 2019, one-half of the performance criteria is relative TSR, as defined above, and the other half is the three-year average ROCE over the period from January 1, 2019 to December 31, 2021 (the “Measurement Period”).
Relative TSR is calculated as the twelve-quarter average of the Company's absolute TSR compared with the TSR of the S&P Composite Chemicals 1500 Index, where absolute TSR is the change (if any) in value of an initial hypothetical investment of US$100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested. ROCE is calculated as defined in the "Financial Highlights" section of our 2019 Annual Report.

The following table shows the relative TSR and ROCE performance levels used to determine the number of PSUs that will vest based on the degree to which the relative TSR and ROCE are achieved during the applicable Measurement Period.

Performance Target	50% Relative TSR vs. S&P Composite Chemicals 1500 Index(1)	50% ROCE (3-Year Average)	Payout Range
Threshold	-2%	0%	0%
Target	0%	12%	100%
Maximum	4%	18%	200%
(1) Payout is capped at target if absolute TSR is negative.
The payout factor for performance between threshold, target and maximum is interpolated on a straight-line basis.
The following table shows the actual vesting levels of PSUs that have vested since the PSU Plan was implemented.

PSU Grant Date (Feb/March)	PSU Vesting Date (December 31)	Actual Percentage of PSUs Vested(1)
2008	2010	50%
2009	2011	120%
2010	2012	120%
2011	2013	120%
2012	2014	120%
2013	2015	120%
2014	2016	25%
2015	2017	25%
2016	2018	150%
2017	2019	25%

(1) Prior to 2014, the vesting range was a minimum of 50% to a maximum of 120% of PSUs granted. In 2014, the vesting range broadened to a minimum of 25% and a maximum of 150%. Starting in 2019, the vesting range is a minimum of 0% to a maximum of 200%.

In 2019, Mr. Floren received 31,000 PSUs, Mr. Cameron received 7,300 PSUs, Ms. James and Mr. Herz each received 5,500 PSUs, and Mr. Henderson received 5,300 PSUs as part of their 2019 long-term incentive awards.
In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half of the number of vested PSUs. These Common Shares are purchased on behalf of employees in the open market. PSUs do not entitle participants to any voting or other shareholder rights.
c) Deferred Share Unit Plan
Under the DSU Plan, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of his or her short-term incentive award as DSUs. Such election must be made by the executive officer in mid-December of the fiscal year to which the award relates. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year.
A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership requirements.
DSUs held by executive officers are redeemable only after the date on which the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1st of the first calendar year beginning after the Termination Date but the executive officer cannot choose a retroactive date. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1st of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
Benefits and Perquisites
Benefits and perquisites for executive officers include participation in retirement plans, as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares in the open market.
The Company also provides a single, fixed amount, taxable perquisite allowance for executives for financial planning, automobile, social club, fitness and household security in lieu of individual allowances for each perquisite.
Total Compensation Expense
The total compensation expense as disclosed in the Summary Compensation Table attributable to the NEOs was 0.6% of the Company’s revenue in 2019.
Total Shareholder Return Comparison
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2014 with the cumulative total return of the S&P/TSX Composite Index, for the five most recently completed financial years. All amounts in the following graph and table are in Canadian dollars.

	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2019
Methanex Total Return(1)	$88	$117	$155	$136	$108
S&P/TSX Composite Index Total Return	$92	$111	$121	$110	$136

(1)
For Total Return calculations, the graph reflects the total cumulative total shareholder return for $100 invested on December 31, 2014 and dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.

Trend in Total Shareholder Return Compared to Trend in Executive Compensation
Aggregate NEO total compensation over the last five years is shown in the table below. NEO total compensation in 2019 (as disclosed in the Summary Compensation Table) is 26% more than it was in 2015. Aggregate NEO total compensation increased by 6% from 2015 to 2016, increased by approximately 17% from 2016 to 2017, increased by 17% from 2017 to 2018 and decreased by 13% from 2018 to 2019.

	2015	2016	2017	2018	2019
NEO Total Compensation (millions)	$12.5	$13.2	$15.4	$18.0	$15.7
However, a comparison of NEO total compensation to the total cumulative shareholder return over a period of time does not accurately illustrate the linkages between NEO total compensation and total shareholder return. A more useful comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options/SARs/TSARs and PSUs. The value of outstanding stock options/SARs/TSARs and PSUs varies based on the share price at the time of valuation.
The following graph illustrates the annual change in cumulative total shareholder return on a $100 investment in the Company’s Common Shares compared with the Aggregate Annual NEO Compensation (defined in footnote (1) below) of NEOs in each year of the five-year period ending on December 31, 2019 and demonstrates the correlation between the two.

(1) Aggregate Annual NEO Compensation for each year is calculated by adding the realized compensation for all NEOs in such year and the total change in NEO unrealized compensation year over year.

Realized compensation is calculated by adding base salary, plus annual incentive earned in that year (and paid in the following year) as reported in the Summary Compensation Table plus the realized value for exercised stock options/SARs/TSARs and settled PSUs in that year.

The total change in unrealized compensation is the difference between the value of all outstanding stock options/SARs/TSARs and PSUs at December 31st of the current year and the value of all outstanding stock options/SARs/TSARs and PSUs at December 31 of the previous year. This also includes the difference between the actual proceeds the NEO received from exercised stock options/SARs/TSARs and/or settled PSUs in the current year and the value of those stock options/SARs/TSARs and PSUs at December 31st of the previous year.

Aggregate Annual NEO Compensation does not include changes in the value of Common Shares held. All executive officers are subject to share ownership requirements. See “Share Ownership Requirements” for more information.

(2) Annual Change in Cumulative TSR reflects the annual change in total cumulative shareholder return for $100 invested in Common Shares over the five-year period beginning on December 31, 2014 as set out in the table under the heading “Total Shareholder Return Comparison” on page 51.
For the purposes of this graph, the values for outstanding stock options/SARs/TSARs and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31st for each of the years included in this graph. The value of all outstanding stock options/SARs/TSARs at December 31st is calculated using the difference between the closing price of the Common Shares on the TSX and the exercise price and number of outstanding stock options/SARs/TSARs on that date for each grant. The value of all outstanding PSUs at December 31st is calculated using the closing price of the Common Shares on the TSX and the number of outstanding PSUs on that date.
The following tables detail the President & CEO’s and all other NEOs’ total realized compensation plus total unrealized compensation for each of the last five years as depicted in the above graph and as described in the footnotes to that graph.

CEO	2015	2016(1)	2017(2)	2018(3)	2019(4)
Realized Compensation
Base Salary	932,000	951,000	1,006,500	1,148,750	1,234,625
Annual Incentive	751,000	447,000	1,169,000	2,770,000	1,035,000
Stock Options/SARs/TSARs: Value Realized on Exercise	2,330,903	589,528	5,044,905	10,040,619	—
PSUs: Value Realized on Settlement	762,442	2,794,808	371,178	518,424	4,990,641
Total Realized Compensation	4,776,345	4,782,336	7,591,583	14,477,793	7,260,266
Unrealized Compensation
Change of Value of Outstanding In-the-Money Value of Stock Options/SARs/TSARs at December 31 of each year	(4,802,034)	4,273,053	5,160,179	(8,927,130)	(865,533)
Change of Value of Outstanding PSUs at December 31 of each year	130,991	1,222,687	2,452,738	(799,052)	(2,486,584)
Total Change in Unrealized Compensation	4,671,043	5,495,740	7,612,917	(9,726,182)	(3,352,117)
CEO: Total Realized Compensation + Total Change in Unrealized Compensation	105,302	10,278,076	15,204,500	4,751,611	3,908,149

All Other NEOs - Aggregate	2015	2016(1)	2017(2)	2018(3)	2019(4)
Realized Compensation
Base Salary	1,791,500	1,778,000	1,861,250	2,030,500	2,152,813
Annual Incentive	746,000	543,000	1,533,000	2,532,000	998,000
Stock Options/SARs/TSARs: Value Realized on Exercise	3,713,489	1,463,376	2,322,546	8,890,132	—
PSUs: Value Realized on Settlement	1,948,781	2,249,050	390,399	388,818	4,035,361
Total Realized Compensation	8,199,770	6,033,426	6,107,195	13,841,450	7,186,174
Unrealized Compensation
Change of Value of Outstanding In-the-Money Value of Stock Options/SARs/TSARs at December 31 of each year	(7,905,691)	4,427,348	8,192,816	(10,386,892)	(1,787,194)
Change of Value of Outstanding PSUs at December 31 of each year	(898,880)	1,425,035	2,231,400	99,053	(2,047,517)
Total Change in Unrealized Compensation	(8,804,571)	5,852,383	10,424,216	(10,287,839)	(3,834,711)
All Other NEOs: Total Realized Compensation + Total Change in Unrealized Compensation	(604,801)	11,885,809	16,531,411	3,553,611	3,351,463
Aggregate NEOs: Total Realized Compensation + Total Change in Unrealized Compensation	(499,499)	22,163,885	31,735,911	8,305,222	7,259,612

(1)	The increase in total realized and unrealized compensation from 2015 to 2016 was mainly attributable to the increase in share price and an increase in the number of long-term incentive units.

(2)	The increase in total realized and unrealized compensation from 2016 to 2017 was mainly attributable to the increase in share price and short-term incentive payments.

(3)
The decrease in total unrealized compensation from 2017 to 2018 was due to the decrease in the value of outstanding PSUs and in-the-money stock options. The decrease is partially offset by the increase in total realized compensation from 2017 to 2018, which was attributable to the increase in the value received upon exercise of stock options during 2018.

(4)	The decrease in total unrealized compensation from 2018 to 2019 was mainly attributable to the decrease in share price and short-term incentive payments.
Stress-Testing CEO Compensation
While annual compensation awards made to the CEO are based on current year corporate and individual performance, the ultimate value from long-term incentive plan awards is linked to, and dependent upon, the Company’s ability to replicate and sustain successful annual performance over the longer term.
In 2017, Willis Towers Watson conducted a look-back total take analysis for the CEO, reflecting the approximate four-year period from his appointment on January 1, 2013 to March 31, 2017. The analysis found that the CEO's total compensation was reasonably aligned with shareholder value created.

Share Ownership Requirements
Each executive officer is required to own Common Shares having a value equal to, in the case of the CEO, at least five times annual base salary and, in the case of each of the other executive officers, at least three times annual base salary. The full value of DSUs held by an executive officer is considered when determining whether executives are meeting their share ownership requirements. The value of 2019 PSUs are not considered when determining share ownership requirements. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options/SARs/TSARs or the vesting of PSUs to achieve their share ownership requirement. Executive officers are expected to make steady progress toward meeting these requirements and the full requirements must be met within five years from the date each individual became an executive officer. All other management of the Company who are eligible to receive long-term incentives are subject to share ownership guidelines appropriate to the level of their position.

The following table summarizes the relationship between the share ownership position of each of the NEOs and the share ownership requirement applicable to each of them as at December 31, 2019.

Named Executive Officer	Minimum Ownership Requirement (as Multiple of Base Salary)	Common Shares Beneficially Owned or over Which Control or Direction is Exercised (Units)	Value of Shares ($)	PSUs Held (50% of Balance) (1) (Units)	Value of 50% of PSUs ($)	DSUs Held (Units)	Value of DSUs ($)	Total Holdings (Units)	Value of Total Holdings (incl 50% of PSUs Held) ($)	Ownership Requirement Achieved (as Multiple of Base Salary (2))
John	5 times	123,689	6,169,607	33,655	1,678,711	—	—	157,344	7,848,318	6.3 times
Floren
Ian	3 times	31,631	1,577,754	9,099	453,858	48,974	2,456,046	89,704	4,487,658	7.1 times
Cameron
Vanessa	3 times	35,725	1,781,963	6,422	320,329	—	—	42,147	2,102,292	4.0 times
James
Mike	3 times	45,062	2,247,693	6,422	320,329	—	—	51,484	2,568,022	4.9 times
Herz
Kevin	3 times	31,237	1,558,102	6,422	320,329	—	—	37,659	1,878,431	3.8 times
Henderson

(1)
For 2017 and 2018 PSUs, 50% of the number of units held are considered for share ownership purposes. For 2019 PSUs, due to the removal of the guaranteed minimum vesting floor, the value of PSUs are not considered when determining share ownership requirements.

(2)
Based on $49.88 per Common Share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2019. The multiple shown demonstrates the extent to which the requirement has been achieved and is based on the respective 2019 base salary.

Shareholder Feedback on Executive Compensation
If you are a shareholder and you wish to provide feedback to the Chair of our Human Resources Committee on the Company’s approach to executive compensation as described in this Information Circular, please go to the Investor Relations section of our website at www.methanex.com for information on how to do so. See “Shareholder Feedback on Executive Compensation” on page 25 for more information.

STATEMENT OF EXECUTIVE COMPENSATION

All amounts in this section “Statement of Executive Compensation” are in Canadian dollars except where otherwise noted.
Summary Compensation
The following table sets forth a summary of compensation earned during the last three years by the Company’s NEOs.
Summary Compensation Table

	Year	Base Salary(1) ($)	Share-Based Awards(2),(3) ($)	Option-Based Awards(4) ($)	Non-Equity Incentive Plan Compensation		Pension Value(6) ($)	All Other Compensation(7) ($)	Total Compensation ($)
Name and Principal Position					Annual Incentive Plans(5) ($)	Long-Term Incentive Plans
John Floren	2019	1,234,625	2,400,330	2,396,006	1,035,000	—	298,779	312,844	7,677,584
President & CEO	2018	1,148,750	2,177,130	2,159,404	2,770,000	—	277,997	319,122	8,852,403
	2017	1,006,500	2,148,800	2,146,759	1,169,000	—	221,430	277,991	6,970,480
Ian Cameron	2019	622,500	565,239	563,127	304,000	—	116,408	197,348	2,368,622
Senior VP, Finance &	2018	585,000	491,610	499,862	815,000	—	109,395	194,276	2,695,143
CFO	2017	530,000	671,500	647,729	488,000	—	99,110	184,956	2,621,295
Vanessa James	2019	518,750	425,865	430,498	235,000	—	94,153	121,219	1,825,485
Senior VP, Global	2018	490,000	351,150	379,895	582,000	—	88,481	121,972	2,013,498
Marketing & Logistics	2017	457,250	470,050	481,170	341,000	—	46,346	183,993	1,979,809
Mike Herz	2019	518,750	425,865	430,498	235,000	—	94,153	113,437	1,817,703
Senior VP, Corporate	2018	490,000	351,150	379,895	582,000	—	88,935	114,622	2,006,602
Development	2017	451,500	470,050	481,170	386,000	—	81,947	109,411	1,980,078
Kevin Henderson	2019	492,813	410,379	408,756	224,000	—	329,820	114,928	1,980,696
Senior VP,	2018	465,500	351,150	359,901	553,000	—	621,271	106,036	2,456,858
Manufacturing	2017	430,350	470,050	444,157	281,000	—	230,372	95,331	1,951,260

(1)	Values in this column reflect base salary from January 1st to December 31st each year. Salary increases are effective from April 1st of each year.

(2)
This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. For PSUs granted in 2017 and 2018, at the time of vesting, a minimum of 25% to a maximum of 150% of PSUs will vest depending on the Company’s performance against predetermined criteria. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted (2018: $70.23; 2017: $67.15). This valuation methodology is different than the accounting fair value. The accounting fair value as calculated by the binomial pricing model on the grant date in previous years is: 2018: CEO US$423,538, CFO US$95,638 and each Senior VP US$68,313; 2017: CEO US$401,360, CFO US$125,425 and each Senior VP US$87,798.

(3)
This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. For PSUs granted in 2019, at the time of vesting, a minimum of 0% to a maximum of 200% of PSUs will vest depending on the Company's performance against predetermined criteria. For PSUs granted in 2019, the performance criterion is based on an equal combination of a) total shareholder return compared against the total shareholder return of the S&P Composite1500 Chemicals Index over the period January 1, 2019 to December 31, 2021 and b) the three-year average Modified ROCE over the same period. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted ($77.43). This valuation methodology is different than the accounting fair value. In calculating the accounting fair value, the Company uses the Monte Carlo pricing model to assign a probability weighted ROCE and relative total shareholder return factor to determine the number of PSUs that would be included in the valuation in accordance with the PSU Plan. The 2019 accounting fair value, as calculated on the grant date based on the Monte Carlo pricing model, is: CEO US$2,017,728, CFO US$475,142, Senior VP Marketing & Logistics and Senior VP, Corporate Development US$357,984, Senior VP, Manufacturing US$344,966.

(4)
This column reflects the grant date fair value of stock options/SARs/TSARs received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options/SARs/TSARs granted by the Canadian dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2019: exercise price = $77.43 Black-Scholes valuation factor = 28.08%; 2018: exercise price = $70.23 Black-Scholes valuation factor = 28.47; 2017: exercise price = $67.15 Black-Scholes valuation factor = 27.56%). This value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule. The actual exercise price of stock options under the Stock Option/SARs/TSARs Plan is the US dollar closing price of the Common Shares on NASDAQ on the day before the stock options/SARs/TSARs were granted.

(5)
These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All NEOs elected to be paid in cash in each of the past three years. No NEOs elected to convert their annual incentive payment to DSUs as permitted under the terms of the DSU Plan.

(6)
The amounts shown for Messrs. Floren, Cameron, Herz and Ms. James include the Company’s pension contributions both to the Company’s regular defined contribution pension plan in Canada and its supplemental defined contribution retirement plan in Canada. Due to US tax rules for US tax residents, Mr. Floren's supplemental retirement plan balances are held notionally and, at retirement, will be paid as a lump sum from general revenues. The amount shown for Mr. Henderson is the change in value under the Company's closed Canadian defined benefit and supplemental defined benefit plans.

(7)	The amounts shown represent:

•
For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2019: $180,494 (3,194 units); 2018: $195,048 (2,392 units); 2017: $161,030 (2,568 units)), perquisite allowance (2019: $66,000; 2018: 66,000; 2017: $66,000) and other miscellaneous items.

•
For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2019: $46,769 (828 units); 2018: $54,277 (666 units); 2017: $45,236 (722 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2019: $88,960 (1,593 units); 2018: $81,238 (990 units); 2017: $68,834 (1,077 units)), perquisite allowance (2019: $57,000; 2018: $57,000; 2017: $57,000) and other miscellaneous items.

•
For Ms. James: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2019: $33,662 (596 units); 2018: $39,836 (489 units); 2017: $35,973 (574 units)), perquisite allowance (2019: $57,000; 2018: $57,000; 2017: $57,000) and other miscellaneous items.

•
For Mr. Herz: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2019: $33,662 (596 units); 2018: $39,836 (489 units); 2017: $35,973 (574 units)), perquisite allowance (2019: $57,000; 2018: $57,000; 2017: $57,000) and other miscellaneous items.

•
For Mr. Henderson: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2019: 33,287 (589 units); 2018: $25,761 (316 units); 2017: $16,813 (268 units)), perquisite allowance (2019: $57,000; 2018: $57,000; 2017: $37,123) and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the NEO disclosed in the table. In all years, no NEO spent 25% or more of the value of his or her perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Outstanding Option-Based Awards and Share-Based Awards” found below.

Incentive Plan Awards
The following table sets forth information concerning outstanding option-based awards and share-based awards (PSUs) held by the NEOs as at December 31, 2019.
Outstanding Option-Based Awards and Share-Based Awards

		Option-Based Awards					Share-Based Awards
	Year	Securities Underlying Unexercised Options / SARs/TSARs	Option / SAR / TSAR Exercise Price (1)	Option / SAR / TSAR Expiration	Vested Unexercised Options / SARs / TSARs at Year End	Value of Unexercised In-the-Money Options / SARs / TSARs (2)	Shares or Units That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Been Vested (3)	Market or Payout Value of Vested Share-Based Award Not Paid Out or Distributed (4)
Name	Granted	(#)	(US$)	Date	(#)	($)	(#)	($)	($)
John	2019	110,200	57.60	Mar 7, 2026	—	—	32,030	—
Floren	2018	108,000	54.65	Mar 1, 2025	36,000	—	32,718	410,201
	2017	116,000	50.17	Mar 2, 2024	77,333	—			432,830
	2016	65,334	34.59	Mar 3, 2023	65,334	341,338
	2014	99,000	73.13	Mar 6, 2021	99,000	—
Ian	2019	25,900	57.60	Mar 7, 2026	—	—	7,543	—
Cameron	2018	25,000	54.65	Mar 1, 2025	8,333	—	7,388	92,626
	2017	35,000	50.17	Mar 2, 2024	23,333	—			135,359
	2016	57,000	34.59	Mar 3, 2023	57,000	297,797
	2015	33,000	55.66	Mar 5, 2022	33,000	—
	2014	24,000	73.13	Mar 6, 2021	24,000	—
Vanessa	2019	19,800	57.60	Mar 7, 2026	—	—	5,683	—
James	2018	19,000	54.65	Mar 1, 2025	6,333	—	5,277	66,161
	2017	26,000	50.17	Mar 2, 2024	17,333	—			95,003
	2016	14,667	34.59	Mar 3, 2023	14,667	76,628
	2015	33,000	55.66	Mar 5, 2022	33,000	—
	2014	24,000	73.13	Mar 6, 2021	24,000	—
Mike	2019	19,800	57.60	Mar 7, 2026	—	—	5,683	—
Herz	2018	19,000	54.65	Mar 1, 2025	6,333	—	5,277	66,161
	2017	26,000	50.17	Mar 2, 2024	17,333	—			95,003
	2016	44,000	34.59	Mar 3, 2023	44,000	229,878
	2015	33,000	55.66	Mar 5, 2022	33,000	—
	2014	24,000	73.13	Mar 6, 2021	24,000	—
Kevin	2019	18,800	57.60	Mar 7, 2026	—	—	5,476	—
Henderson	2018	18,000	54.65	Mar 1, 2025	6,000	—	5,277	66,161
	2017	24,000	50.17	Mar 2, 2024	16,000	—			94,681
	2016	10,400	34.59	Mar 3, 2023	10,400	54,335
	2015	7,200	55.66	Mar 5, 2022	7,200	—
	2014	5,400	73.13	Mar 6, 2021	5,400	—
	2013	9,000	38.24	Mar 7, 2020	9,000	4,355

(1)
For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on NASDAQ on the day prior to the date of the grant. One-third of the stock options/SARs/TSARs are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third beginning on the third anniversary of the date of the grant. If the stock options/SARs/TSARs are unexercised, they will expire, in the ordinary course, seven years after the date of their grant.

(2)
This column reflects the in-the-money value of outstanding vested and unvested stock options/SARs/TSARs. The closing price of the Common Shares on NASDAQ on December 31, 2019 was $57.60. For the purposes of this column, the US dollar exercise price of any stock option has been converted to Canadian dollars at the Bank of Canada closing rate of exchange on December 31, 2019.

(3)
This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of a target compounded annual growth rate of total shareholder return over a three-year period. For PSUs granted in 2018, the minimum payout is 25% of the vested PSU balance. For PSUs granted in 2019, there is no minimum payout. The value shown is based on a minimum payout for 2018 and is calculated using the closing price of the Common Shares on the TSX on December 31, 2019, being $50.15.

(4)
This column reflects the settlement value of PSUs granted in 2017, including dividend equivalent PSUs in respect thereof that vested on December 31, 2019. During 2019, Mr. Floren, Mr. Cameron and Mr. Henderson elected to settle such vested PSUs in cash only. The cash settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to December 31, 2019 ($50.05). Ms. James' and Mr. Herz's vested 2017 PSUs will be settled according to the general provisions of the PSU Plan whereby they will each receive an amount of cash equal to one-half the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares were purchased on behalf of employees on the open market between January 13 and January 31, 2020. The cash settlement value ($50.05) is described above and the share settlement value ($50.39) is the weighted average purchase price of the Common Shares purchased between January 13 and January 31, 2020. The closing price of the Common Shares on the TSX on December 31, 2019, the vesting date of the 2017 PSUs, was $50.15. Based on the TSR CAGR achieved, the number of 2017 PSUs that vested was 25% of each individual’s 2017 PSU balance as at December 31, 2019. The number of PSUs for each NEO in respect of vested 2017 PSUs was as follows: Mr. Floren: 8,648 PSUs; Mr. Cameron: 2,702 PSUs; Ms. James: 1,892 PSUs; Mr. Herz: 1,892 PSUs; and Mr. Henderson: 1,892 PSUs. The 2017 PSUs will be settled on March 19, 2020.

DSUs vest immediately upon grant; however, they may not be redeemed until retirement or upon death. The following table shows the total number of outstanding DSUs and their value (calculated by multiplying the number of DSUs by $50.15, the closing price of the Common Shares on the TSX on December 31, 2019) for all NEOs as at December 31, 2019.

NEO(1)	Outstanding DSUs as at Dec. 31, 2019	Value of Outstanding DSUs as at Dec. 31, 2019
Ian Cameron	48,974	$2,456,046

(1) Mr. Floren does not currently participate in the DSU Plan due to tax implications and/or residency requirements. Mr. Herz, Ms. James and Mr. Henderson are eligible to participate in the DSU Plan but do not currently hold any units.

The following table sets forth information concerning the value vested or earned upon the vesting of stock options/SARs/TSARs, share-based awards (PSUs and DSUs) and the short-term incentive award during 2019. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2019.
Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards - Value Vested During the Year (1) ($)	Option-Based Awards - Value Realized at Exercise (2) ($)	Share-Based Awards - Value Vested During the Year (3) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (4) ($)
John Floren	3,261,581	—	432,830	1,035,000
Ian Cameron	935,289	—	224,220	304,000
Vanessa James	715,926	—	95,003	235,000
Mike Herz	715,926	—	95,003	235,000
Kevin Henderson	300,726	—	94,681	224,000

(1)
The value shown in this column is calculated by multiplying the number of stock options that vested in 2019 by the difference between the exercise price, converted to Canadian dollars from US dollars at the Bank of Canada closing rate of exchange on the vesting date, and the closing price of the Common Shares on the TSX on the vesting date.

(2)
This amount represents, in respect of all Common Shares acquired during 2019 on exercise of stock options/SARs/TSARs, the difference between the market value of such shares at the time of exercise and the exercise price. The exercise price is denominated in US dollars and has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium ULC, by Solium’s stockbroker.

(3)
The value shown in this column includes: (a) the settlement value of PSUs granted in 2017, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2019; and (b) the value of dividend equivalent DSUs received during the year. The settlement value of such PSUs is fully described in footnote (4) of the “Outstanding Option-Based Awards and Share-Based Awards” table. Mr. Floren does not currently participate in the DSU Plan due to tax implications and/or residency requirements. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs vest immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee.

(4)	The value shown in this column is the annual incentive payment included in the Summary Compensation Table.
Retirement Plans
Defined Contribution Registered and Supplemental Plan
The Company has established a registered defined contribution retirement plan that provides an annual Company contribution equal to 7% of annual base salary in the Canadian plan. Contributions are made to a retirement account and invested according to a selection of investment vehicles chosen by the NEO. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan.
Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plans. All NEOs who participate in the registered defined contribution retirement plan also participate in a supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plans. Supplemental plan contributions are based on earnings defined as base salary plus the target short-term incentive award and provide NEOs with an annual contribution equal to 11% of earnings less any contributions made to the registered plans. The supplemental plan funds are invested in a single fund with Leith Wheeler and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. Due to US tax rules for US tax residents, Mr. Floren’s supplemental retirement plan balances are held notionally and, at retirement, will be paid as a lump sum from general revenue.
Four of the five NEOs participate in the Company's defined contribution and supplemental plan. The following table shows the change in value of their retirement plan benefits during 2019.

Defined Contribution Plan Table

Name	Accumulated Value at Start of Year(1) ($)	Compensatory(2) ($)	Non-Compensatory(3) ($)	Accumulated Value at Year-End ($)
John Floren	2,457,936	298,779	323,264	3,079,979
Ian Cameron	2,432,859	116,408	418,641	2,967,908
Vanessa James	85,202	94,153	16,755	196,110
Mike Herz	1,252,357	94,153	216,003	1,562,513

(1)	Ms. James joined the Canadian DC plan on January 1, 2018 when she moved to Canada.

(2)
The amounts include the Company’s pension contributions to both the Company’s regular defined contribution pension plan and to the Company’s supplemental defined contribution retirement plan. The Company’s pension contributions are also reported in the “Pension Value” column of the Summary Compensation Table.

(3)	The amounts include regular investment earnings or losses on pension contributions. Employee contributions are not permitted in the Canadian pension plans.
Defined Benefit Registered and Supplemental Plan

The Company has a registered defined benefit retirement plan that was closed to new participants as of November 1, 1996. The basic plan provides retirement income, which is determined using a formula that takes into account pensionable service and pensionable earnings, defined as the highest base salary over 36 consecutive months within the ten years preceding retirement.  The normal retirement age under this plan is 65, although reduced early retirement benefits are available from age 55 to 61. Benefits are unreduced for early retirement from age 62 onward.

The supplemental portion of the defined benefit plan is based on the average of the participant's final three-year actual earnings, including target short-term incentive payments.
The registered pension plan was fully funded as of the most recent actuarial valuation performed as of December 31, 2016. The supplemental pension plan had a deficit as of the most recent actuarial valuation performed as of January 1, 2019 that was funded in 2019. Both plans are fully funded on an accounting basis as of December 31, 2019.
Mr. Henderson is the only remaining active participant in the defined benefit plan. The following table shows the change in value of his retirement plan benefits during 2019.
Defined Benefit Plan Table

Name	Number of Years Credited Service	Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation ($)	Compensatory Change(1) ($)	Non-Compensatory Change(2) ($)	Closing Present Value of Defined Benefit Obligation ($)
		At Year End	At Age 65
Kevin Henderson	44.75	294,956	317,359	5,029,008	329,820	573,220	5,932,048

(1)	The compensatory change is the value of the projected pension earned during 2019 and is also reported in the “Pension Value” column of the Summary Compensation Table.

(2)
The non-compensatory change includes interest on obligations at the beginning of the year, change in actuarial assumptions and gains and losses due to differences in actual experience compared to actuarial assumptions.

Change of Control and Termination Benefits for NEOs
The Company has entered into employment agreements with each of the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. A “Change of Control” occurs when:

•	more than 40% of voting shares of the Company are acquired by an outsider;

•	a majority change in the Board occurs;

•	all or substantially all of the assets of the Company are sold to an outsider; or

•	a majority of directors determines that a change in control has occurred.
Change of Control benefits are granted to motivate executive officers to act in the best interests of the Company’s shareholders in connection with a Change of Control transaction by removing the distraction of post Change of Control uncertainties faced by the executive officers with regard to their continued employment and compensation. The employment agreements with the NEOs provide for a “double trigger” for grants of stock options/SARs/TSARs. A “double trigger” means that early vesting of stock options /SARs/TSARs requires the occurrence of both (1) a Change of Control and (2) either termination of the NEO's employment or an adverse material change in the NEO's employment status within 24 months following such Change of Control. The Company believes that “double trigger” Change of Control compensation for stock options/SARs/TSARs is consistent with market practices and is attractive in maintaining continuity and retention of executive officers. Severance benefits stated in the employment agreements are appropriate because both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event.

The following table shows the provisions in the employment agreements of the NEOs as at December 31, 2019 in the event of a termination of employment.

	Resignation(1) (2)	Retirement(2)	Termination Without Cause(1)	Change of Control and Termination within 24 months(1)	Termination for Cause
Termination Payment	No payment	No payment	CEO: 2.0 x Termination Amount Other NEOs: 1.5 x Termination Amount Termination Amount = (annual salary + short-term incentive target + compensation for pension and various other Company benefits)
CEO: 2.0 x Termination Amount
Other NEOs: 2.0 x Termination Amount

Termination Amount(3) = (highest annual salary during last three years + the average of last three years’ short-term incentive award + any other cash compensation awards + pension and other Company benefits) + legal and professional fees and expenses
No payment
Short-Term Incentive Plan	Forfeits eligibility under the plan if resignation is before end of plan year (no prorated awards)	Eligible based on corporate and individual performance and prorated to active service in plan year	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility
Stock Options/SARs/TSARs	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs	Stock options/SARs/TSARs continue to vest in the normal course and are exercisable to the expiry date	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs	Vest immediately (upon occurrence of both Change of Control and Termination within 24 months) and are exercisable to expiry date (subject to privatization)	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs
Performance Share Units	Payment of all vested units; forfeits unvested units	Units continue to vest in the normal course and are settled upon vesting	Payment of all vested units; forfeits unvested units	Immediate vesting and payment of all units (upon Change of Control only)	Payment of all vested units; forfeits unvested units
Deferred Share Units	Payment of all vested units
Registered Defined Contribution Retirement Plan	Payment of account balance
Supplemental Defined Contribution Retirement Plan	Payment of account balance
Other Company Benefits	Forfeits eligibility

(1)
Under the employment agreements, an executive officer is required to give three months’ written notice of his or her resignation and the Company is required to give three months’ written notice of termination.

(2)
Under the long-term incentive plans, retirement is defined as (a) the employee has been continuously employed by the Company for a minimum of five years; (b) the employee has notified the Company of his or her intended termination of employment at least 30 days in advance; and (c) the employee has attained 55 years of age. If the employee meets all of these criteria, his or her voluntary termination is considered a retirement. If the employee does not meet all of these criteria, his or her voluntary termination is considered a resignation.

(3)
The table reflects the Termination Amount for all currently employed NEOs other than Mr. Cameron, who has grandfathered provisions in his executive agreement that provide for the inclusion of the value of his long-term incentives in the calculation of the Termination Amount in the event of a Change of Control and termination within 24 months. His termination payment is equal to (a) 2.0 times his most recent compensation (highest annual salary during the last three years plus the average of the value of the last three years’ short-term incentive awards and long-term incentive awards) and (b) compensation for pension and other Company benefits he would have received over a 24-month period, plus all legal and professional fees and expenses. For all other NEOs – Mr. Floren, Ms. James, Mr. Herz, and Mr. Henderson – the value of long-term incentive awards is not included as part of the calculation of the Termination Amount. Employment agreements for any new executive officers in the future will not include the value of long-term incentives in the calculation of the Termination Amount.

Where there is either a termination or Change of Control event, each NEO must adhere to restrictions on his or her competitive activities, solicitation of business and hiring away for a period of one year after the termination of his or her employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. All NEOs are subject to the Recoupment Policy, which is more fully described on page 41.

Example of NEO Termination Benefits on Change of Control
Based on the foregoing formulas, the following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2019.

Name	Change of Control with Termination			Termination without Cause ($)
	Termination Payment ($)	Value of Early Vested Options and Share-Based Awards (1) ($)	Total ($)
John Floren	6,790,016	3,247,109	10,037,125	6,472,816
Ian Cameron	5,125,270	748,785	5,874,055	1,982,418
Vanessa James	2,276,550	549,646	2,826,196	1,640,288
Mike Herz	2,301,624	549,646	2,851,270	1,636,593
Kevin Henderson	2,189,844	539,265	2,729,109	1,631,076

(1)
This column reflects the value of early vested stock options/SARs/TSARs and unvested PSUs, including dividend equivalent PSUs received.  Early vesting of stock options/SARs/TSARs requires that both (a) a Change of Control occurs and (b) either termination of the NEOs employment or the NEO suffers an adverse material change in employment status. All unvested PSUs vest at the time of a Change of Control. For greater clarity, the value of stock options/SARs/TSARs and PSUs that vested on or before December 31, 2019, in accordance with the terms of the plans, are not included in this column.

The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled, regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is shown in the table included in footnote (4) to the “Outstanding Option-Based Awards and Share-Based Awards” table.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined under applicable securities laws) or which was entirely repaid before the date of this Information Circular.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.
The insurance provides USD $120,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of USD $4,000,000. There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than USD $120,000,000, as the insurance is subject to an annual aggregate limit of USD $120,000,000.
The cost of this insurance for the current policy year is USD $832,113.

PART V OTHER INFORMATION
NORMAL COURSE ISSUER BID
On March 11, 2019, the Company announced a normal course issuer bid (the "2019 Bid") authorizing the Company to purchase up to 3,863,298 Common Shares, representing approximately 5% of the outstanding shares as of March 8, 2019. The 2019 Bid commenced on March 18, 2019 with purchases being made on the open market through the facilities of the NASDAQ Global Select Market and alternative trading systems in the United States. As at March 5, 2020, the Company had purchased a total of 1,069,893 Common Shares under the 2019 Bid.
Shareholders of the Company may obtain, without charge, a copy of the Company's notice to the TSX of its intention to make a normal course issuer bid upon request to the Corporate Secretary of the Company.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
The following table provides information as at December 31, 2019 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
	(#)	($)	(#)
Equity compensation plans approved by securityholders	1,861,958	55.82	4,311,729
Equity compensation plans not approved by securityholders	—	—	—
Total	1,861,958	55.82	4,311,729

(1)
The exercise prices of all outstanding options are denominated in US dollars. However, for the purposes of this column, the exercise prices have been converted to Canadian dollars using the Bank of Canada daily exchange rate on December 31, 2019, being 1.2988.

There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without the approval of securityholders.
Stock Option Plan
Under the terms of the Stock Option Plan, 4,311,729 Common Shares are available for future issuance under the Stock Option Plan (representing approximately 5.7% of the Company's 76,196,080 outstanding Common Shares on a non-diluted basis as at December 31, 2019). Options may not be granted to non-management directors under the Stock Option Plan.
The Company has a Stock Option Plan pursuant to which the Board may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. As at the date of this Information Circular, options to purchase an additional 3,535,239 Common Shares are still available to be granted under the Stock Option Plan. Stock options may not be granted to non-management directors under the Stock Option Plan.
The following table sets out the total number of Common Shares that may be issued from and after December 31, 2019 pursuant to stock options granted under the Stock Option Plan, the number of Common Shares potentially issuable pursuant to stock options outstanding and unexercised under the Stock Option Plan, and the remaining number of Common Shares available to be issued pursuant to stock options granted from and after the date of this Information Circular.

Common Shares Issuable under Stock Option Plan from and after December 31, 2019		Common Shares Issuable pursuant to Outstanding Unexercised Options as at December 31, 2019		Common Shares available for Future Issuance pursuant to Options granted from and after December 31, 2019(1)
(#)	(%)	(#)	(%)	(#)	(%)
6,173,687	8.1(2)	1,861,958	2.4(2)	4,311,729	5.7(2)

(1)	This assumes all outstanding unexercised options will ultimately be exercised in full.

(2)	Approximate percentage of the Company’s 76,196,080 outstanding Common Shares on a non-diluted basis as at December 31, 2019.
The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the by-laws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Stock Option Plan within any one-year period, or issuable to insiders of the Company pursuant to options under the Stock Option Plan at any time, must not, when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Stock Option Plan available to insiders of the Company or which any person is entitled to receive under the Stock Option Plan.

The Company's annual burn rate, as described in Section 613(p) of the TSX Company Manual, was 0.43% in fiscal 2019, 0.59% in fiscal 2018, and 0.62% in fiscal 2017. The burn rate is calculated by dividing the number of stock options/SARs/TSARs granted under the Stock Option Plan during the applicable fiscal year by the weighted average number of Common Shares outstanding for that year. The burn rate is subject to change from time to time, based on the number of stock options/SARs/TSARs granted and the total number of Common Shares issued and outstanding.
The exercise price for each option granted under the Stock Option Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar closing price of a Common Share on the NASDAQ on the most recent day preceding the grant date upon which Common Shares were traded on the NASDAQ.
The Stock Option Plan provides for the issuance of SARs in tandem with stock options. Under the terms of the Stock Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Stock Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Stock Option Plan defines grant price for this purpose as the US dollar closing price of a Common Share on the NASDAQ on the most recent day preceding the grant date upon which Common Shares were traded on the NASDAQ. “Fair market value” means the closing price of a Common Share on the NASDAQ as of the date of the exercise date upon which Common Shares were traded on the NASDAQ. SARs may be granted under the Stock Option Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Stock Option Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Stock Option Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced.
Subject to certain limitations contained in the Stock Option Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Stock Option Plan, options (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

a.
in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date that is one year from the date of death and (ii) the expiry date;

b.	in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date;

c.
in the case of termination of the optionee’s employment by reason of (i) retirement where the optionee is not less than 55 years of age, the optionee has been employed by the Company for at least five years, and the optionee provides the Company with written notice of their retirement at least 30 days prior to the retirement date or (ii) circumstances that the Board, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date;

d.
if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date; and

e.
where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR) shall become a date that is ten days after the last day of the blackout period.

Since 2005, all options have been granted on the following basis: one-third of the options granted are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option expires.
Unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution.
Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Stock Option Plan or options granted under it:

1.
an increase in the number of Common Shares that can be issued under the Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Stock Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.
a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Stock Option Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;

4.	an expansion of the class of eligible recipients of options under the Stock Option Plan that would permit the reintroduction of non-management directors;

5.
an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member; an entity controlled by the option holder or spouse or family member; an RRSP or RRIF of the option holder, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member; any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions; or for estate planning or estate settlement purposes;

6.	any amendment of the Stock Option Plan to increase any maximum limit of the number of securities:

(a)	issued to insiders of the Company within any one-year period, or

(b)	issuable to insiders of the Company at any time;
which may be specified in the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.
if the Stock Option Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan or, if the Stock Option Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Stock Option Plan reserve; and

8.	a change to the amendment provisions of the Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Stock Option Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Stock Option Plan to prevent their dilution or enlargement in accordance with the section or sections of the Stock Option Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.
The Board has authority (without shareholder approval required) to make other amendments to the Stock Option Plan or any option (and related tandem SAR) relating to:

1.
clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Stock Option Plan);

2.
changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Stock Option Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan;

3.
changing the eligibility for and limitations on participation in the Stock Option Plan (other than amendments of the Stock Option Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Stock Option Plan or the reintroduction of participation by non-management directors);

4.	changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs);

5.
changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date;

6.
additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and

7.	certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above.

      No amendment of the provisions of the Stock Option Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Stock Option Plan.

SHAREHOLDER PROPOSALS
Shareholder proposals to be considered at the 2021 annual general meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 5, 2020 to be included in the Information Circular and form of proxy for such annual meeting.

ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Company will provide to any person or company, without charge to any securityholder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated annual financial statements and MD&A for the year ended December 31, 2019, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year. Submit your request to:

Methanex Corporation
Kevin Price
General Counsel and Corporate Secretary
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Telephone: 604 661 2600
Facsimile: 604 662 2602
If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.
Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.
APPROVAL BY DIRECTORS
The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.
DATED at Vancouver, British Columbia this 5th day of March, 2020.
KEVIN PRICE
GENERAL COUNSEL & CORPORATE SECRETARY

SCHEDULE A
METHANEX CORPORATE GOVERNANCE PRINCIPLES

1.    OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES
The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.
2.    CODE OF ETHICS
All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through both the Audit, Finance & Risk Committee and the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.
3.    BOARD RESPONSIBILITIES
The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.
The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes;

•	monitoring overall corporate performance;

•	overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO;

•	adopting a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;

•	evaluating the integrity of, and overseeing the implementation of, the Company’s management information systems and internal controls and procedures;

•	identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business;

•	overseeing the implementation of appropriate disclosure controls, including a communication policy for the Company;

•	developing the Company’s approach to corporate governance; and

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.
4.    DIRECTOR RESPONSIBILITIES
Act in best interests
The primary responsibility of each director is to:

a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Participation
Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chair or if the information is publicly disclosed by the Company.
Performance
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include both a peer and self-evaluation and a confidential discussion with the Chair.

Ongoing Education
Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.
5.    BOARD LEADERSHIP
Selection of Chair and CEO
The Board elects its Chair and appoints the Company’s CEO. As a general principle, the Board believes that the Chair and the CEO should not be the same person.
Lead Independent Director
In order to ensure independent Board leadership, the Board is committed to having either an independent Chair or a Lead Independent Director. If the Chair is not independent, the independent directors on the Board (please refer to Exhibit A for definition of independent director) shall select from among themselves a Lead Independent Director.
Either the Chair or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chair or the Lead Independent Director (as applicable) or which the Corporate Governance Committee may designate.
6.    BOARD MEMBERSHIP
Criteria for Board membership
The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board that provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining diversity (as described below) while also maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chair and the CEO, such changes are deemed appropriate.
New directors
The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.

Diversity
The Company has implemented a Diversity Policy that recognizes the importance of diversity, including gender diversity, at all levels of the Company including the Board. The Policy identifies three key diversity attributes:

1)	experiential (education, business and functional experience);

2)	demographic (age, gender, ethnicity, nationality, geography); and

3)	personal (personality, interests, values).
These diversity attributes are factored into the recruitment and decision making process when new Board appointments are made. When engaging external search consultants to identify future candidates for Board roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list and are asked to provide a diverse and balanced slate where possible. Ultimately, appointments are based on merit, measured against objective criteria.

Majority voting
The Company has implemented a majority voting policy which provides that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, is deemed not to have received the support of shareholders even though duly elected as a matter of law.
Orientation
The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.
Board composition
The Company’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide experiential, demographic and personal diversity, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.
Directors who change their occupation
Directors who retire or otherwise leave or change their employment, should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.
Director Tenure
The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.
The Company has implemented a Director Tenure Policy. This Policy recognizes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. However, the Company also values board renewal and believes it is critical to ensuring a high performing board over the long-term. Additionally, the Company recognizes the value in turnover of Board membership as it provides an ongoing input of fresh ideas and new knowledge.
The Director Tenure Policy does not include cumulative term limits or a mandatory retirement age for directors. Instead, the Policy outlines the processes the Company has in place to effectively manage board renewal, such as annual evaluations and developing and annually reviewing a long-term board succession plan.

Other Board memberships
Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chair and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.
7.    BOARD COMPENSATION
Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.
Director compensation consists of cash and share-based long-term incentives. The cash portion will be comprised of an annual retainer and may be supplemented by other fees. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.

8.    SHARE OWNERSHIP
The Company shall establish Company share ownership requirements for directors and executive officers. Other managers of the Company will have share ownership guidelines. These requirements and guidelines help to more closely align the economic interests of these individuals with those of other stockholders.
9.    ASSESSING THE BOARD’S PERFORMANCE
The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.
All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and to direct those suggestions to the Chair or the appropriate committee Chair.
10.    BOARD’S INTERACTION WITH STAKEHOLDERS
It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public, and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chair. If shareholders or other stakeholders communicate with the Chair or other directors, management will be informed and consulted in order to formulate the appropriate response.
11.    MEETING PROCEDURES
Scheduling of Board meetings and selection of agenda items
The Board holds approximately six regular Board meetings each year. The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.
Board materials distributed in advance
Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Non-directors at Board meetings
The Chair shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chair if it proposes that any outside advisors attend a Board meeting.
Sessions of independent directors
Every in-person Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Chair (or the Lead Independent Director if the Chair is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, he or she shall regularly advise the Chair of the business of such meetings.
12.    COMMITTEE MATTERS
Committee structure
The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure.
The current committee structure and the performance of each committee are to be reviewed annually by the Corporate Governance Committee.

Assignment of directors to committees
The Corporate Governance Committee is responsible for proposing to the Board the individuals who will be the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chair and the CEO and take into account the preferences of the individual directors.
Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.
Frequency and length of committee meetings
Each committee Chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The Chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.
13.    BOARD RELATIONSHIP TO SENIOR MANAGEMENT
Directors have complete access to the Company’s senior management.
The Board also encourages directors to make themselves available for consultation with management outside Board meetings to provide counsel on subjects where such directors have special knowledge and experience.
14.    ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS
The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chair.

15.    EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS
Performance evaluation of the CEO
The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.
Performance evaluation and succession planning of executive officers
The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officer whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.
16.    REVIEW OF CORPORATE GOVERNANCE PRINCIPLES
The Corporate Governance Committee shall review these Corporate Governance Principles periodically and report to the Board any recommendations it may have for their amendment.
EXHIBIT A to the Methanex Corporate Governance Principles
“Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the Company;

(B)
a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

a.	compensation for board or board committee service;

b.	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

c.	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(D)
a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

a.	payments arising solely from investments in the Company’s securities; or

b.	payments under non-discretionary charitable contribution matching programs.

(E)
a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F)
a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 20, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary